SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                    FORM U5S









                                  ANNUAL REPORT

                      For the Year Ended December 31, 2001






       Filed pursuant to the Public Utility Holding Company Act of 1935 by





                                                         `




                               AMEREN CORPORATION
                 1901 Chouteau Avenue, St. Louis, Missouri 63103
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                                TABLE OF CONTENTS


                                                                                                           Page

ITEM   1.    SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001                                1

ITEM   2.    ACQUISITIONS OR SALES OF UTILITY ASSETS                                                        11

ITEM   3.    ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES                              11

ITEM   4.    ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES                                     11

ITEM   5.    INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES                                              11

ITEM   6.    OFFICERS AND DIRECTORS

             Part I.  Name, principal business address and positions held as of December 31,
             2001                                                                                           12

             Part II.  Financial connections as of December 31, 2001                                        23

             Part III.  Compensation and other related information                                          23

ITEM   7.    CONTRIBUTIONS AND PUBLIC RELATIONS                                                             25

ITEM   8.    SERVICE, SALES AND CONSTRUCTION CONTRACTS                                                      26

             Part   I.  Intercompany sales and service                                                      26

             Part  II.  Contracts to purchase services or goods between any system company                  26
             and affiliate

             Part III.  Employment of any person by any system company for the
             performance on a continuing basis of management services                                       26

ITEM   9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES                                             27

ITEM  10.    FINANCIAL STATEMENTS AND EXHIBITS                                                              27

   Index to Financial Statements                                                                            27

   Financial Statements                                                                             Appendix B

   Exhibits                                                                                                 28

SIGNATURES                                                                                                  36


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

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001.

                                             Number of
                                               Common         % of        Issuer            Owner's
                                               Shares        Voting       Book              Book
        Name of Company                        Owned          Power       Value             Value            Business Type
        ---------------                       ---------       -----       ------            -------          -------------

Ameren Corporation                                                     3,344,343,322     3,344,343,322       Holding Company

  Union Electric Co.                         102,123,834               2,654,057,824     2,654,057,824       Electric & Gas Utility

      Envirotech Investment                                                 (1)                              Energy-Related
      Fund, L.L.C.

    Electric Energy, Inc.                         24,800                   7,366,143         2,946,458       Electric

      Joppa & Eastern Railroad
      Company                                     10,000                     100,000           100,000       Rail Transport

      Met-South, Inc.                                100                       5,000             5,000       Wholesale Marketing

      Midwest Electric Power, Inc.                 1,000                     100,000           100,000       Generating Company

      Southern Materials Transfer, Inc.           10,000                   1,186,190         1,186,190       Coal Terminal

      Massac Enterprises, LLC                                                (2)                             Purchasing Company

  Union Electric Development Corp.                18,500                 (22,212,048)      (22,212,048)      Community Develop-
                                                                                                             ment & Energy-Related
                                                                                                             Investments

      Civic Ventures                                                         (3)                             Community
      Investment Fund, LP                                                                                    Development

      Lewis & Clark Industrial                                               (4)                             Community
      Development Corporation                                                                                Development

      Laclede's Landing                                                      (5)                             Community
      Redevelopment Corp.                                                                                    Development

                                                         1

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

                                              Number of
                                              Common         % of         Issuer            Owner's
                                               Shares        Voting       Book              Book
        Name of Company                        Owned          Power       Value             Value            Business Type
        ---------------                       ---------       -----       ------            -------          -------------

      Gateway National Bank                                                (6)                               Community
                                                                                                             Development

      NEMO Bank Community                                                  (7)                               Community
      Development Corporation                                                                                Development

      St. Louis Equity Fund 1988                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1990                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1991                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1992                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1993                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1994                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1995                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1996                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1997                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 1998                                           (8)                               Community
                                                                                                             Development

                                       2
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

                                              Number of
                                              Common         % of         Issuer            Owner's
                                               Shares        Voting       Book              Book
        Name of Company                        Owned          Power       Value             Value            Business Type
        ---------------                       ---------       -----       ------            -------          -------------
      St. Louis Equity Fund 1999                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 2000                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 2001                                           (8)                               Community
                                                                                                             Development

      St. Louis Equity Fund 2002 <F1>                                      (8)                               Community
                                                                                                             Development

      Homestead Brookfield Housing                                         (9)                               Community
                                                                                                             Development

  Central Illinois Public Service Company     25,452,373                 563,750,659       563,750,659       Electric & Gas

      Electric Energy, Inc.                       12,400                   7,366,144         1,473,229       Electric

        Joppa & Eastern Railroad
        Company                                   10,000                     100,000           100,000       Rail Transport

        Met-South, Inc.                              100                       5,000             5,000       Wholesale Marketing

        Midwest Electric Power, Inc.               1,000                     100,000           100,000       Generating Company

        Southern Materials Transfer, Inc.         10,000                      10,000            10,000       Coal Terminal

        Massac Enterprises, LLC                                            (2)                               Purchasing Company

      CIPS Energy, Inc.*                             100                       1,000             1,000       Inactive

  CIPSCO Investment Company                          100                   4,310,058         4,310,058       Leasing and Energy-
                                                                                                             Related Investments

        Illinois Equity Fund 1992                             (10)                                           Investments


                                       3
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

                                              Number of
                                              Common         % of         Issuer            Owner's
                                               Shares        Voting       Book              Book
        Name of Company                        Owned          Power       Value             Value            Business Type
        ---------------                       ---------       -----       ------            -------          -------------
        Illinois Equity Fund 1994                             (10)                                           Investments

        Illinois Equity Fund 1996                             (10)                                           Investments

        Illinois Equity Fund 1998                             (10)                                           Investments

        Illinois Equity Fund 2000                             (10)                                           Investments

        St. Louis Equity Fund 1999                            (10)                                           Investments

        St. Louis Equity Fund 2000                            (10)                                           Investments

        St. Louis Equity Fund 2001                            (10)                                           Investments

        St. Louis Equity Fund 2002<F2>                        (10)                                           Investments

  CIPSCO Venture Company                             100                     264,510           264,510       Civic and Economic
                                                                                                             Development

        Mattoon Enterprise Park LLC                           (11)                                           Investments

        MACC, LLC                                             (12)                                           Investments

  CIPSCO Leasing Company                             100      (13)        29,275,684        29,275,684       Leveraged Leases

        CLC Aircraft Leasing Co.                     100      (14)                                           Equipment Leasing

        CLC Leasing Co. A                            100      (15)                                           Equipment Leasing

        CLC Leasing Co. B<F3>                                                                                Dissolved

        CLC Leasing Co. C*                           100      (16)                                           Inactive

  CIPSCO Energy Company                              100                   6,003,233         6,003,233       Energy-Related
                                                                                                             Investments

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

                                              Number of
                                              Common         % of         Issuer            Owner's
                                               Shares        Voting       Book              Book
        Name of Company                        Owned          Power       Value             Value            Business Type
        ---------------                       ---------       -----       ------            -------          -------------
        Massac Energy LLC<F4>                                                                                Dissolved

        CEC-APL-G Co.<F5>                                                                                    Dissolved

        CEC-APL-L Co.<F6>                                                                                    Dissolved

        CEC-PGE L.P.<F7>                                                                                     Dissolved

        CEC-PGE-G Co.<F8>                                                                                    Dissolved

        CEC-PGE-L Co.<F9>                                                                                    Dissolved

        CEC-PSPL L.P.<F10>                                                                                   Dissolved

        CEC-PSPL-G Co.<F11>                                                                                  Dissolved

        CEC-PSPL-L Co.<F12>                                                                                  Dissolved

        CEC-MPS L.P.<F13>                                                                                    Dissolved

        CEC-MPS-G Co.<F14>                                                                                   Dissolved

        CEC-MPS-L Co.<F15>                                                                                   Dissolved

        CEC-ACE L.P.<F16>                                                                                    Dissolved

        CEC-ACE-G Co.<F17>                                                                                   Dissolved

        CEC-ACE-L Co.<F18>                                                                                   Dissolved

        CEC-ACLP-Co.                                          (17)                                           Investments

   Ameren Energy, Inc.                             1,000                  (6,988,887)       (6,988,887)      Power Marketing,
                                                                                                             Energy-Related

   Ameren Services Co.                             1,000                  16,231,478        16,231,478       Services to Ameren
                                                                                                             and its subsidiaries

                                              Number of
                                              Common         % of         Issuer            Owner's
                                               Shares        Voting       Book              Book
        Name of Company                        Owned          Power       Value             Value            Business Type
        ---------------                       ---------       -----       ------            -------          -------------
  Ameren Development Company                       1,000                 (22,157,702)      (22,157,702)      Holding Company

      Ameren ERC, Inc.                             1,000                    (422,471)         (422,471)      Energy-Related

        Missouri Central Railroad<F19>           100,000                  (7,246,609)       (7,246,609)      Rail Transport

        Gateway Energy Systems, L.C.
        and affiliates                                        (18)                                           Energy-Related

   Ameren Energy Communications, Inc.              1,000                 (17,073,207)      (17,073,207)      Communications-
                                                                                                             Related

        Enporion Inc.                                         (19)                                           E-Commerce

   Ameren Energy Resources Company                 1,000                 262,141,962       262,141,962       Holding Company

        Illinois Materials Supply Co.              1,000                    (445,801)         (445,801)      Purchasing Company

        Ameren Energy Marketing Co.                1,000                  (2,773,758)       (2,773,758)      Wholesale and Retail
                                                                                                             Marketing

        Ameren Energy Development Co.              1,000                 268,672,553       268,672,553       Generating
                                                                                                             Facilities

            Ameren Energy Generating Co.           2,000                 274,380,016       274,380,016       Generating Company

        Ameren Energy Fuels and Services           1,000                     569,253           569,253       Fuel Purchasing
        Company

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001. (Continued)

                  NOTES RELATING TO VOTING POWER AND BOOK VALUE

Union Electric Company

  (1)   Envirotech  Investment Fund, L.L.C.
          Capital   investments  in   energy-related   businesses  with  Company
          contributions amounting to $1,920,000 as of 12/31/01.


Electric Energy, Inc.

  (2)   Massac  Enterprises,  LLC
          Capital contribution of $100,000 for purchasing operations within "enterprise zones".


Union Electric Development Corporation

  (3)   Civic Ventures  Investment  Fund, LP
          Investment fund to promote growth and development of small and minority business enterprises with Company contributions amounting to $68,667 as of 12/31/01.

  (4)   Lewis and Clark Industrial Development Corporation
          Capital contribution in civic development as of 12/31/01 of $5,000.

  (5)   Laclede's Landing Redevelopment Corporation
          Capital contribution in civic development as of 12/31/01 of $10,000.

  (6)   Gateway National Bank
          Capital contribution in civic development as of 12/31/01 of $60,000.

  (7)   NEMO Bank Community Development Corporation
          Capital contribution in civic development as of 12/31/01 of $1,000.

  (8)   St. Louis Equity Funds - 1988, 1990, 1991, 1992, 1993, 1994, 1995, 1996,
        1997, 1998, 1999, 2000, 2001 and 2002.
          Real estate investment funds, with the Company's total contributions as of 12/31/01 of $5,369,502. Includes purchase of tax credits from Mercantile Community Development Corporation and Federal National Mortgage Association along with a subscription commitment as noted in Footnote 1, Page 10. No established market value

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001. (Continued)

  (9)   Homestead Brookfield Housing
          Capital contribution for economic development amounting to $1,061 as of 12/31/01.

CIPSCO Investment Company

 (10) Illinois Equity Funds - 1992, 1994, 1996, 1998, and 2000 Limited Partnerships and St. Louis Equity Funds 1999 LLC, 2000 LLC, 2001 LLC, and 2002 LLC
          Various ownership interests of not more than 20% in various limited partnerships. Total commitment to equity funds of $6.0 million. No established market value, book value is $2,996,161. Includes purchase of tax credits from Mercantile Community Development Corporation and subscription commitment for 2002 LLC as noted in Footnote 2, Page 10.


CIPSCO Venture Company holdings:

Total equity interest in the investments listed below is $264,510:

 (11)   Mattoon Enterprise Park, LLC
          A 20% equity interest, but not the managing member, in the above named limited liability company. No established market value.

 (12)   MACC, LLC
          A 33.33% interest, but not the managing member, in the above named limited liability company. No established market value.


CIPSCO Leasing Company

Total current asset book value of investments listed below is $29,275,684:

 (13) A 17.5% undivided interest in a leveraged lease financing of a natural gas liquids plant held under the subsidiary name of CIPSCO Leasing Company.

 (14) A 100% interest in a leveraged lease financing of a commercial aircraft held under the subsidiary name CIPSCO Aircraft Leasing Company.

 (15) A 25% undivided interest in a leveraged lease financing of various oil and gas production equipment held under the subsidiary name CLC Leasing Company A.

 (16) CLC Leasing Company C established for future investment opportunities; no current investments.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001. (Continued)

CIPSCO Energy Company

 (17)   Appomattox Cogeneration L.P.
          A 24.75% limited partnership interest in the above named Limited Partnership. This investment is held in CEC-ACLP Company, a subsidiary of CIPSCO Energy Company. Book value is $6,003,233.

Ameren ERC, Inc.

 (18)   Gateway Energy Systems, LLC and affiliates
          A 49% interest in the above named Limited Liability Company amounting to $2,600,847.98 as of 12/31/01.

Ameren Energy Communications, Inc.

 (19)   Enporion Inc.
          Ameren was one of seven founding members of the above named e-commerce company with a $3,000,000 investment as of 12/31/01.

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001. (Continued)

                                    FOOTNOTES
                                    ---------

     <F1> St. Louis Equity Fund 2001 is subscription commitment of $1,000,000 to the real estate fund; no money as of 12/31/01 had been paid.

     <F2> St. Louis Equity Fund 2002 is subscription  commitment of $500,000; no money as of 12/31/01 had been paid.

     <F3> CLC Leasing  Co. B filed  Articles of  Dissolution  with the  Illinois
          Secretary of State on October 23, 2001

     <F4> Massac  Energy LLC filed  Articles of  Dissolution  with the  Illinois
          Secretary of State on December 21, 2001.

     <F5> CEC-APL-G  Co.  filed  Articles  of  Dissolution   with  the  Illinois
          Secretary of State on December 21, 2001.

     <F6> CEC-APL-L  Co.  filed  Articles  of  Dissolution   with  the  Illinois
          Secretary of State on December 21, 2001.

     <F7> CEC-PGE  L.P.   filed  a  Certificate  of   Cancellation   of  Limited
          Partnership with the Delaware Secretary of State on October 9, 2001.

     <F8> CEC-PGE-G Co. filed Article of Dissolution with the Illinois Secretary of State on October 23, 2001.

     <F9> CEC-PGE-L Co. filed Article of Dissolution with the Illinois Secretary of State on October 23, 2001.

    <F10> CEC-PSPL  L.P.  filed  a  Certificate  of   Cancellation   of  Limited
          Partnership with the Delaware Secretary of State on October 9, 2001.

    <F11> CEC-PSPL-G  Co.  filed  Articles  of  Dissolution  with  the  Illinois
          Secretary of State on October 23, 2001.

    <F12> CEC-PSPL-L  Co.  filed  Article  of  Dissolution   with  the  Illinois
          Secretary of State on October 23, 2001.

    <F13> CEC-MPS  L.P.   filed  a  Certificate  of   Cancellation   of  Limited
          Partnership with the Delaware Secretary of State on October 9, 2001.

    <F14> CEC-MPS-G Co. filed Article of Dissolution with the Illinois Secretary of State on October 23, 2001.

    <F15> CEC-MPS-L Co. filed Article of Dissolution with the Illinois Secretary of State on October 23, 2001.

    <F16> CEC-ACE  L.P.   filed  a  Certificate  of   Cancellation   of  Limited
          Partnership with the Delaware Secretary of State on October 9, 2001.

    <F17> CEC-ACE-G Co. filed Article of Dissolution with the Illinois Secretary of State on October 23, 2001.

    <F18> CEC-ACE-L Co. field Article of Dissolution with the Illinois Secretary of State on October 23, 2001.

    <F19> Ameren purchased 95% interest in 1999 and the remaining 5% interest in
          2001.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

         None.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

A.   Central Illinois Public Service Company - Debt Issuance

     1. Issuance of $150 million fall-away First Mortgage Bonds, 6.625% due June 15, 2011. Issued on June 6, 2001.

B.   Ameren Corporation - Guarantees

     1. The registrant and its utility affiliates are self-insured for Worker's Compensation Insurance and the Parent (Ameren Corporation) guarantees the payment of outstanding claims of subsidiaries (the "Reserve"). At 12/31/01 the Reserve amounted to $19,307,906. The highest amount outstanding at any time during the year cannot be readily determined.


ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

A.   Central Illinois Public Service Company - Debt Retirements

     1. On March 15, 2001, this system company retired, with cash, upon maturity its $5 million principal amount 6.83% Series 97-1 First Mortgage Bonds, Medium-Term Notes.

     2. On June 1, 2001, this system company retired, with cash, upon maturity its $20 million principal amount 6.73% Series 97-2 First Mortgage Bonds, Medium-Term Notes.

     3. On September 15, 2001, this system company retired, with cash, upon maturity its $5 million principal amount 6.89% Series 97-1 First Mortgage Bonds, Medium-Term Notes.


ITEM 5.  INVESTMENTS IN SECURITIES OF NON-SYSTEM COMPANIES

         None.

ITEM 6.  OFFICERS AND DIRECTORS - PART l.

The positions of officers and director of all system companies as of December 31, 2001 were as follows:

NAME AND ADDRESS                                              POSITION

AMEREN CORPORATION

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 SVP
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 SVP
WILLIAM E. CORNELIUS               ST. LOUIS, MO                 D
BAXTER GILLETTE <F4>               ST. LOUIS, MO                 VP
CLIFFORD L. GREENWALT              SPRINGFIELD, IL               D
THOMAS A. HAYS                     ST. LOUIS, MO                 D
THOMAS H. JACOBSEN <F5>            ST. LOUIS, MO                 D
RICHARD A. LIDDY                   ST. LOUIS, MO                 D
GORDON R. LOHMAN                   CHICAGO, IL                   D
RICHARD A. LUMPKIN                 MATTOON, IL                   D
MARTIN J. LYONS <F6>               ST. LOUIS, MO                 C
JOHN PETERS MACCARTHY              ST. LOUIS, MO                 D
HANNE M. MERRIMAN                  WASHINGTON, DC                D
PAUL L. MILLER, JR.                ST. LOUIS, MO                 D
CHARLES W. MUELLER                 ST. LOUIS, MO                 D, CM & CEO
GARY L. RAINWATER <F7>             ST. LOUIS, MO                 P, COO
HARVEY SALIGMAN                    ST. LOUIS, MO                 D
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
JANET MCAFEE WEAKLEY               ST. LOUIS, MO                 D
JAMES W. WOGSLAND                  HAYDEN LAKE, ID               D

Footnotes
---------
<F1>     Warner L. Baxter elected SVP August 30, 2001.
<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Baxter Gillette elected VP October 12, 2001.
<F5>     Thomas Jacobsen elected D April 24, 2001.
<F6>     Martin J. Lyons appointed C October 22, 2001.
<F7>     Gary L. Rainwater elected P and COO August 30, 2001.


UNION ELECTRIC COMPANY

RONALD D. AFFOLTER                 ST. LOUIS, MO                 VP
PAUL A. AGATHEN <F1>               ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER <F2>              ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F3>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F4>              ST. LOUIS, MO                 D, SVP
WILLIAM J. CARR                    ST. LOUIS, MO                 VP
DANIEL F. COLE                     ST. LOUIS, MO                 SVP
MARTIN J. LYONS <F5>               ST. LOUIS, MO                 C
MICHAEL J. MONTANA                 ST. LOUIS, MO                 VP
CHARLES W. MUELLER <F6>            ST. LOUIS, MO                 D, CM & CEO
CHARLES D. NASLUND                 ST. LOUIS, MO                 VP
GARY L. RAINWATER <F7>             ST. LOUIS, MO                 D, P & COO

GARRY L. RANDOLPH                  ST. LOUIS, MO                 SVP
WILLIAM C. SHORES                  ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
THOMAS R. VOSS <F8>                ST. LOUIS, MO                 D, SVP
DAVID A. WHITELEY <F9>             ST. LOUIS, MO                 SVP

Footnotes
---------
<F1>     Paul Agathen elected SVP October 12, 2001.
<F2>     Warner L. Baxter elected SVP August 30, 2001.
<F3>     Jerre E. Birdsong elected VP October 12, 2001.
<F4>     Donald E. Brandt resigned August 29, 2001.
<F5>     Martin J. Lyons appointed C October 22, 2001.
<F6>     Charles W. Mueller elected CM August 30, 2001.
<F7>     Gary L. Rainwater elected P & COO August 30, 2001.
<F8>     Thomas R. Voss elected D October 25, 2001.
<F9>     David A. Whiteley elected SVP August 30, 2001.


ELECTRIC ENERGY, INC.

JESSON A. BRADSHAW                 HOUSTON, TX                   D
DANIEL F. COLE                     ST. LOUIS, MO                 D
RICHARD W. EIMER, JR.              DECATUR, IL                   D
JAMES M. HELM                      JOPPA, IL                     S, T
R. ALAN KELLEY                     ST. LOUIS, MO                 D, CM
CHARLES D. NASLUND                 ST. LOUIS, MO                 D
ROBERT L. POWERS                   JOPPA, IL                     P
GARY L. RAINWATER                  ST. LOUIS, MO                 D
WILLIAM SHEPPARD                   JOPPA, IL                     VP
A. ROGER SMITH                     LOUISVILLE, KY                D
PAUL W. THOMPSON                   LOUISVILLE, KY                D
DAVID A. WHITELEY                  ST. LOUIS, MO                 D


UNION ELECTRIC DEVELOPMENT CORPORATION

PAUL A. AGATHEN                    ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 D, VP & T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D, VP & C
MARTIN J. LYONS <F4>               ST. LOUIS, MO                 C
GARY L. RAINWATER <F5>             ST. LOUIS, MO                 D, P
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 D, VP & S

Footnotes
---------
<F1>     Warner L. Baxter elected SVP August 30, 2001 and D October 25, 2001.
<F2>     Jerre E Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Martin J. Lyons appointed C October 22, 2001.
<F5>     Gary L. Rainwater elected P October 12, 2001 and D October 25, 2001.

ST. LOUIS EQUITY FUND 1988, 1990, 1991, 1992, 1993, 1994, 1995, 1996, 1997,
1998, 1999, 2000, 2001

DONALD E. BRANDT                   ST. LOUIS, MO                 CM

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

PAUL A. AGATHEN <F1>               ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER <F2>              ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F3>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F4>              ST. LOUIS, MO                 D
DANIEL F. COLE <F5>                ST. LOUIS, MO                 SVP
MARTIN J. LYONS <F6>               ST. LOUIS, MO                 C
MICHAEL J. MONTANA                 ST. LOUIS, MO                 VP
GILBERT W. MOORMAN                 SPRINGFIELD, IL               VP
CHARLES W. MUELLER                 ST. LOUIS, MO                 D
CRAIG D. NELSON                    ST. LOUIS, MO                 VP
GARY L. RAINWATER                  ST. LOUIS, MO                 D, P & CEO
GARY L. RANDOLPH <F7>              ST. LOUIS, MO                 SVP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
THOMAS R. VOSS <F8>                ST. LOUIS, MO                 D, SVP
DAVID A. WHITELEY <F9>             ST. LOUIS, MO                 SVP

Footnotes
---------
<F1>     Paul A. Agathen elected SVP October 12, 2001.
<F2>     Warner L. Baxter elected SVP August 30, 2001.
<F3>     Jerre E. Birdsong elected VP October 12, 2001.
<F4>     Donald E. Brandt resigned August 29, 2001.
<F5>     Daniel F. Cole elected SVP October 12, 2001.
<F6>     Martin J. Lyons appointed Controller October 22, 2001.
<F7>     Gary L. Randolph elected SVP October 12, 2001.
<F8>     Thomas R. Voss elected D October 25, 2001.
<F9>     David A. Whiteley elected SVP October 12, 2001.


CIPS ENERGY, INC.

GARY L. RAINWATER                  ST. LOUIS, MO                 D, P
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 D, VP, S & T

CIPSCO INVESTMENT COMPANY

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, CH, P
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, M                  C
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C October 22, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


CIPSCO SECURITIES COMPANY

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, P & CEO

DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, MO                 D, C
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C & elected D October 23, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


CIPSCO VENTURE COMPANY

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, P & CEO
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, MO                 D, C
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C & elected D October 23, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


MATTOON ENTERPRISES PARK LLC

LEE R. NICKLOY                     ST. LOUIS, MO                 D


MACC, LLC

LEE R. NICKLOY                     ST. LOUIS, MO                 D


ILLINOIS EQUITY FUND 1992, 1994, 1996, 1998, 2000

LEE R. NICKLOY                     ST. LOUIS, MO                 D


CIPSCO LEASING COMPANY

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, P & CEO
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, MO                 D, C

LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C & elected D October 23, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


CLC AIRCRAFT LEASING CO.

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, P & CEO
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, MO                 D, C
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C & elected D October 23, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


CLC LEASING CO. A

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, P, & CEO
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, MO                 D, C
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C & elected D October 23, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


CLC  LEASING  CO.  B  -   Corporation   dissolved  on  10/23/01,   therefore  no
officers/directors listed.


CLC LEASING CO. C

WARNER L. BAXTER                   ST. LOUIS, MO                 C
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, PEO, P, T
DONALD E. BRANDT                   ST. LOUIS, MO                 D
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

CIPSCO ENERGY COMPANY

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, P & CEO
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, MO                 C
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C & elected D October 23, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


CEC-APL-G   CO.  -   Corporation   dissolved   on   12/21/01,    therefore   no
                     officers/directors listed.

CEC-APL-L   CO.   -  Corporation   dissolved   on   12/21/01,    therefore   no
                     officers/directors listed.

CEC-PGE-G   CO.   -  Corporation   dissolved   on   10/23/01,    therefore   no
                     officers/directors listed.

CEC-PSPL-G   CO.  -  Corporation   dissolved   on   10/23/01,   therefore   no
                     officers/directors listed.

CEC-PSPL-L   CO.  -  Corporation   dissolved   on   10/23/01,   therefore   no
                     officers/directors listed.

CEC-MPS-G   CO.   -  Corporation   dissolved   on   10/23/01,    therefore   no
                     officers/directors listed.

CEC-MPS-L   CO.   -  Corporation   dissolved   on   10/23/01,    therefore   no
                     officers/directors listed.

CEC-ACE-G   CO.   -  Corporation   dissolved   on   10/23/01,    therefore   no
                     officers/directors listed.

CEC-ACE-L   CO.   -  Corporation   dissolved   on   10/23/01,    therefore   no
                     officers/directors listed.


CEC-ACLP- CO.

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D, P & CEO
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
MARTIN J. LYONS <F3>               ST. LOUIS, MO                 D, C
LEE R. NICKLOY                     ST. LOUIS, MO                 D, VP
CARLIN C. SCANLAN <F4>             ST. LOUIS, MO                 T
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.

<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Martin J. Lyons appointed C & elected D October 23, 2001.
<F4>     Carlin C. Scanlan elected T August 1, 2001.


AMEREN ENERGY, INC.

PAUL A. AGATHEN                    ST. LOUIS, MO                 D
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG <F3>             ST. LOUIS, MO                 VP & T
DANIEL F. COLE                     ST. LOUIS, MO                 D
BAXTER A. GILLETTE                 ST. LOUIS, MO                 VP
CLARENCE J. HOPF <F4>              ST. LOUIS, MO                 SVP
ELIZABETH E. LAHM <F5>             ST. LOUIS, MO                 VP
J.K. JOHNSON <F6>                  ST. LOUIS, MO                 VP
CHARLES W. MUELLER                 ST. LOUIS, MO                 D
GARY L. RAINWATER                  ST. LOUIS, MO                 D
BRIAN RETTENMAIER                  ST. LOUIS, MO                 C
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
JAMES F. WHITESIDES                ST. LOUIS, MO                 PEO, P

Footnotes
---------
<F1>     Warner L. Baxter elected D October 25, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Jerre E. Birdsong elected VP October 12, 2001.
<F4>     Clarence J. Hopf elected SVP February 1, 2001.
<F5>     Elizabeth E. Lahm elected VP February 1, 2001.
<F6>     J. K. Johnson elected VP February 1, 2001.

AMEREN SERVICES CO.

PAUL A. AGATHEN                    ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D, SVP
CHARLES A. BREMER                  ST. LOUIS, MO                 VP
WILLIAM J. CARR                    ST. LOUIS, MO                 VP
DANIEL F. COLE                     ST. LOUIS, MO                 SVP
JIMMY L. DAVIS                     ST. LOUIS, MO                 VP
BAXTER A. GILLETTE <F4>            ST. LOUIS, MO                 VP
JEAN M. HANNIS                     ST. LOUIS, MO                 VP
MARTIN J. LYONS <F5>               ST. LOUIS, MO                 C
MICHAEL J. MONTANA                 ST. LOUIS, MO                 VP
CHARLES W. MUELLER <F6>            ST. LOUIS, MO                 D, CM
MICHAEL G. MUELLER                 ST. LOUIS, MO                 VP
CRAIG D. NELSON                    ST. LOUIS, MO                 VP
GREGORY L. NELSON                  ST. LOUIS, MO                 VP
GARY L. RAINWATER <F7>             ST. LOUIS, MO                 D, P & COO
J. KAY SMITH                       ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
DAVID A. WHITELEY <F8>             ST. LOUIS, MO                 SVP
SAMUEL E. WILLIS                   ST. LOUIS, MO                 VP
THOMAS R. VOSS <F9>                ST. LOUIS, MO                 D, SVP
RONALD C. ZDELLAR                  ST. LOUIS, MO                 VP

Footnotes
---------
<F1>     Warner L. Baxter elected D & SVP August 30, 2001.
<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Baxter A. Gillette elected VP October 12, 2001.
<F5>     Martin J. Lyons appointed C October 22, 2001.
<F6>     Charles W. Mueller elected CM August 30, 2001.
<F7>     Gary L. Rainwater elected P & COO August 30, 2001.
<F8>     David A. Whiteley elected SVP August 30, 2001.
<F9>     Thomas R. Voss elected D October 25, 2001.


AMEREN DEVELOPMENT COMPANY

PAUL A. AGATHEN                    ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D, SVP
DANIEL F. COLE                     ST. LOUIS, MO                 D
MARTIN J. LYONS <F4>               ST. LOUIS, MO                 C
GARY L. RAINWATER <F5>             ST. LOUIS, MO                 D, P
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S

Footnotes
---------
<F1>     Warner L. Baxter elected SVP August 30, 2001 & D October 25, 2001.
<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Martin J. Lyons appointed C October 22, 2001.
<F5>     Gary L. Rainwater elected D October 12, 2001.


AMEREN ERC, INC.

PAUL A. AGATHEN                    ST. LOUIS, MO                 D, SVP
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D, SVP
DANIEL F. COLE                     ST. LOUIS, MO                 D, P
MARTIN J. LYONS <F4>               ST. LOUIS, MO                 C
MICHAEL G. MUELLER                 ST. LOUIS, MO                 VP
GARY L. RAINWATER                  ST. LOUIS, MO                 D
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S

Footnotes
---------
<F1>     Warner L. Baxter elected SVP August 30, 2001 & D October 25, 2001.
<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Martin J. Lyons appointed C October 22, 2001.


GATEWAY ENERGY SYSTEMS, L.C. AND AFFILIATES

DONALD E. BRANDT                   ST. LOUIS, MO                 D

AMEREN ENERGY COMMUNICATIONS, INC.

PAUL A. AGATHEN                    ST. LOUIS, MO                 D

WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D
DANIEL F. COLE                     ST. LOUIS, MO                 D, P
GARY L. RAINWATER                  ST. LOUIS, MO                 D
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 25, 2001.
<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.


AMEREN ENERGY RESOURCES COMPANY

PAUL A. AGATHEN                    ST. LOUIS, MO                 D
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
DONALD E. BRANDT <F2>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG <F3>             ST. LOUIS, MO                 VP, T
DANIEL F. COLE <F4>                ST. LOUIS, MO                 D, P
R. ALAN KELLEY                     ST. LOUIS, MO                 VP
CHARLES W. MUELLER                 ST. LOUIS, MO                 D
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 25, 2001.
<F2>     Donald E. Brandt resigned August 29, 2001.
<F3>     Jerre E. Birdsong elected VP October 12, 2001.
<F4>     Daniel F. Cole elected P August 30, 2001.


MISSOURI CENTRAL RAILROAD

PAUL A. AGATHEN                    ST. LOUIS, MO                 D
JERRE E. BIRDSONG                  ST. LOUIS, MO                 D
DANIEL F. COLE                     ST. LOUIS, MO                 D
R. ALAN KELLEY                     ST. LOUIS, MO                 D
MICHAEL G. MUELLER                 ST. LOUIS, MO                 D
ROBERT K. NEFF                     ST. LOUIS, MO                 P
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 D, VP, GC & S


ILLINOIS MATERIALS SUPPLY CO.

PAUL AGATHEN                       ST. LOUIS, MO                 D
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D
DANIEL F. COLE <F4>                ST. LOUIS, MO                 D, P
R. ALAN KELLEY                     ST. LOUIS, MO                 VP
GREGORY L. NELSON                  ST. LOUIS, MO                 VP
MICHAEL J. MONTANA                 ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
DAVID A. WHITELEY <F5>             ST. LOUIS, MO                 SVP

Footnotes
---------
<F1>     Warner L. Baxter elected D October 25, 2001.

<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Daniel F. Cole elected P August 30, 2001.
<F5>     David A. Whiteley elected SVP October 12, 2001.


AMEREN ENERGY MARKETING COMPANY

PAUL A. AGATHEN                    ST. LOUIS, MO                 D
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D
DANIEL F. COLE <F4>                ST. LOUIS, MO                 D, P
ANDREW M. SERRI                    ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S

Footnotes
---------
<F1>     Warner L. Baxter elected D October 23, 2001.
<F2>     Jerre E Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Daniel F. Cole elected P August 30, 2001.


AMEREN ENERGY DEVELOPMENT COMPANY

PAUL A. AGATHEN                    ST. LOUIS, MO                 D
JERRE E. BIRDSONG <F1>             ST. LOUIS, MO                 VP, T
DANIEL F. COLE <F2>                ST. LOUIS, MO                 P
R. ALAN KELLEY                     ST. LOUIS, MO                 D, VP
ROBERT L. POWERS <F3>              ST. LOUIS, MO                 VP
JERRY L. SIMPSON                   SPRINGFIELD, IL               VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
JAMES F. WHITESIDES                ST. LOUIS, MO                 VP

Footnotes
---------
<F1>     Jerre E. Birdsong elected VP October 12, 2001.
<F2>     Daniel F. Cole elected P August 30, 2001.
<F3>     Robert L. Powers elected VP April 3, 2001.


AMEREN ENERGY GENERATING COMPANY

PAUL A. AGATHEN <F1>               ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
WARNER L. BAXTER <F3>              ST. LOUIS, MO                 D, SVP
DONALD E. BRANDT <F4>              ST. LOUIS, MO                 D
DANIEL F. COLE <F5>                ST. LOUIS, MO                 D, P
R. ALAN KELLEY                     ST. LOUIS, MO                 SVP
MARTIN J. LYONS <F6>               ST. LOUIS, MO                 C
MICHAEL J. MONTANA                 ST. LOUIS, MO                 VP
ROBERT L. POWERS                   ST. LOUIS, MO                 VP
GARY L. RANDOLPH <F7>              ST. LOUIS, MO                 SVP
JERRY L. SIMPSON                   SPRINGFIELD, IL               VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S
THOMAS R. VOSS <F8>                ST. LOUIS, MO                 SVP
DAVID A. WHITELEY <F9>             ST. LOUIS, MO                 SVP

Footnotes
---------
<F1>     Paul Agathen elected SVP October 12, 2001.
<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Warner L. Baxter elected SVP August 30, 2001 & D October 25, 2001.
<F4>     Donald E. Brandt resigned August 29, 2001.
<F5>     Daniel F. Cole elected P August 30, 2001.
<F6>     Martin J. Lyons appointed C October 22, 2001.
<F7>     Gary L. Randolph elected SVP October 12, 2001.
<F8>     Thomas R. Voss elected SVP October 12, 2001.
<F9>     David A. Whiteley elected SVP October 12, 2001.


AMEREN ENERGY FUELS AND SERVICES COMPANY

PAUL A. AGATHEN                    ST. LOUIS, MO                 D
WARNER L. BAXTER <F1>              ST. LOUIS, MO                 D, SVP
JERRE E. BIRDSONG <F2>             ST. LOUIS, MO                 VP, T
DONALD E. BRANDT <F3>              ST. LOUIS, MO                 D
DANIEL F. COLE <F4>                ST. LOUIS, MO                 D, P
MARTIN J. LYONS <F5>               ST. LOUIS, MO                 C
MICHAEL G. MUELLER                 ST. LOUIS, MO                 VP
STEVEN R. SULLIVAN                 ST. LOUIS, MO                 VP, GC & S

Footnotes
---------
<F1>     Warner L. Baxter elected SVP August 30, 2001 & D October 25, 2001.
<F2>     Jerre E. Birdsong elected VP October 12, 2001.
<F3>     Donald E. Brandt resigned August 29, 2001.
<F4>     Daniel F. Cole elected P August 30, 2001.
<F5>     Martin J. Lyons appointed C October 22, 2001.


JOPPA & EASTERN RAILROAD COMPANY

T. RICHARD MAGER                   CARBONDALE, IL                P
JOHN S. RENDLEMAN                  CARBONDALE, IL                S


MET-SOUTH, INC.

T. RICHARD MAGER                   CARBONDALE, IL                P
JOHN S. RENDLEMAN                  CARBONDALE, IL                VP, S
JAMES M. HELM                      JOPPA, IL                     T

MIDWEST ELECTRIC POWER, INC.

T. RICHARD MAGER                   CARBONDALE, IL                P
JOHN S. RENDLEMAN                  CARBONDALE, IL                S, T


SOUTHERN MATERIALS TRANSFER, INC.

T. RICHARD MAGER                   CARBONDALE, IL                P
JEFF BERKBIGLER                    CARBONDALE, IL                S
JAMES M. HELM                      JOPPA, IL                     T

NOTE:  Positions are indicated above by the following symbols:

C       --    Controller
CEO     --    Chief Executive Officer
CM      --    Chairman
COO     --    Chief Operating Officer
D       --    Director
GC      --    General Counsel
P       --    President
PEO     --    Principal Executive Officer
S       --    Secretary
SVP     --    Senior Vice President
T       --    Treasurer
VP      --    Vice President

ITEM 6.  OFFICERS AND DIRECTORS - PART ll.

Financial Connections - The following is a list, as of December 31, 2001, of all officers and directors of each system company who have financial connections within the provisions of Section 17(c) of the Public Utility Holding Company Act of 1935.

                                                                                 Position
                                                                                  Held in          Applicable
     Name of Officer                                                             Financial         Exemption
       or Director          Name and Location of Financial Institution          Institution          Rules
          (1)                           (2)                                        (3)                (4)
     ---------------        ------------------------------------------          -----------        ----------

                                   AMEREN CORPORATION
  Richard A. Lumpkin          First Mid-Illinois Bancshares Inc.                Director          Rule 70(a)
                              First Mid-Illinois Bank & Trust NA                Director          Rule 70(a)

  Thomas H. Jacobsen          U.S. Bancorporation                               Director          Rule 70(a)



ITEM 6.  OFFICERS AND DIRECTORS - PART lll.

(a) and  (b)  Directors'  and  Executive  Officers'  Compensation  and  Security
              Interests.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors", "Security Ownership of Management" and "Executive Compensation" in Ameren Corporation's 2002 definitive proxy statement (File No. 001-14756, a copy of which is included as Exhibit A.5 to this Form U5S.

(c) Directors' and Executive Officers' Contracts and Transactions with System Companies.

None.

(d)  Indebtedness of Directors or Executive Officers to System Companies.

None.

(e) Directors' and Executive Officers' Participation in Bonus and Profit-Sharing Arrangements and Other Benefits.

Information concerning directors, the chief executive officer and the four other most highly compensated executive officers (as defined by regulations of the Securities and Exchange Commission) of Ameren Corporation System companies is incorporated by reference to "Item (1): Election of Directors" and "Executive Compensation" in Ameren Corporation's 2002 definitive proxy statement (File No. 001-14756), a copy of which is included as Exhibit A.5 to this Form U5S.


(f)  Directors' and Executive Officers' rights to Indemnity.

The state laws under which each of the System companies is incorporated provide broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. Each of the System companies' charters or by-laws also provides for indemnification of directors and officers. In addition, directors and executive officers of the System companies are insured under directors' and officers' liability policies issued by Great American Insurance Company, Reliance National Insurance Company, Gulf Insurance Company and Executive Risk Indemnity, Inc. The policies are for the period January 1, 1998 to March 1, 2003. Ameren Corporation has entered into a standard form of indemnity agreement with each of its directors and officers.

ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

1.    Political
      ---------

Central Illinois Public Service Company (d/b/a AmerenCIPS), by authorization of its Board of Directors, matched employee and retiree contributions made to the AmerenCIPS Political Action Committee (PAC) in the amount of $40,000. The AmerenCIPS PAC is a political action committee established in accordance with the laws of the state of Illinois for the sole purpose of supporting state and local political candidates in the state of Illinois. The $40,000 matching contribution to the AmerenCIPS PAC was made and reported in accordance with Illinois law.

Union Electric Company (d/b/a AmerenUE), by authorization of its Board of Directors, matched employee contributions made to the AmerenUE Political Action Committee (PAC) in the amount of $43,800.77. The AmerenUE PAC is a continuing committee established in accordance with the laws of the state of Missouri for the sole purpose of supporting state and local political candidates in the state of Missouri. The $43,800.77 matching contribution to the AmerenUE PAC was made and reported in accordance with Missouri Law.

2.    Citizens Groups
      ---------------

None for Illinois

None for Missouri

ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I. Contracts for services, including engineering or construction services, or goods supplied or sold between System companies are as follows:

                                                 Calendar Year 2001
                                                                                                            Compensation
Nature of Transactions      Company Performing Service           Company Receiving Service                      (4)
          (1)                          (2)                                 (3)                              (in thousands)

Coal Sales                  AmerenUE                             AmerenERC, Inc.                                   $66
Equipment Sales             AmerenUE                             AmerenCIPS                                        905
Labor Studies               AmerenUE                             Ameren Development Company                        505
Materials and Supplies      Illinois Materials Supply Company    AmerenUE                                       19,769
Materials and Supplies      Illinois Materials Supply Company    AmerenCIPS                                         84
Misc. Services              AmerenEnergy Inc.                    AmerenEnergy Marketing Company                    760
Misc. Services              AmerenEnergy Fuels & Services        AmerenCIPS                                        481
Misc. Services              AmerenUE                             Ameren Corporation                                  2
Misc. Services              AmerenCIPS                           Illinois Materials Supply Company                   5
Misc. Services              AmerenUE                             AmerenERC, Inc.                                     5
Misc. Services              AmerenUE                             AmerenEnergy Marketing Company                     65
Misc. Services              AmerenUE                             Ameren Development Company                         34
Misc. Services              AmerenUE                             AmerenEnergy Communications, Inc.                  91
Misc. Services              AmerenUE                             AmerenEnergy Fuels & Services                     254
Misc. Services              AmerenEnergy Fuels & Services        AmerenUE                                        2,239
Misc. Services              AmerenUE                             AmerenEnergy Resources Company                     43
Misc. Services              AmerenEnergy Resources Company       AmerenUE                                            9
Misc. Services              AmerenCIPS                           AmerenEnergy Marketing Company                      1
Misc. Services              AmerenEnergy Resources Company       AmerenCIPS                                         47
Misc. Services              AmerenCIPS                           AmerenUE                                          331
Misc. Services              AmerenUE                             AmerenCIPS                                      7,307
Misc. Services              Union Electric Development           AmerenUE                                          304
                            Corporation
Misc. Services              AmerenUE                             Illinois Materials Supply Company                  10
Transmission Services       AmerenEnergy Inc.                    AmerenEnergy Marketing Company                  1,284
Transmission Services       AmerenEnergy Marketing Company       AmerenEnergy, Inc.                                 29
Transmission Services       AmerenUE                             AmerenEnergy Marketing Company                  2,208
Transmission Services       AmerenCIPS                           AmerenEnergy Marketing Company                  1,937

Two service agreements were entered into during 2001 and remained in effect as of December 31, 2001:
         Services agreement dated April 5, 2001, between AmerenEnergy Fuels & Services, AmerenCIPS, and AmerenUE.
         Services agreement dated December 31, 2001, between AmerenEnergy Fuels & Services and Electric Energy, Inc.

Part II.                   None.
Part III.                  None.

ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Filed confidentially as Appendix A and on Form SE.


ITEM 10.  FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Filed confidentially as Appendix B on Form SE.

                          NOTES TO FINANCIAL STATEMENTS

Ameren Corporation                          Reference is made to "Notes to Consolidated Financial Statements"
                                            contained on pages 34 through 50 in the Ameren 2001 Annual Report to Shareholders, which information is incorporated by reference.


Union Electric                              Reference is made to "Notes to Financial Statements" contained on pages 28 through 43 in the Union Electric 2001 Annual Report, which information is incorporated by reference.


Central Illinois Public Service             Reference is made to "Notes to Financial Statements" contained on pages 23 through 35 in the Central Illinois Public Service 2001
                                            Annual Report, which information is incorporated by reference.


Ameren Energy Generating                    Reference is made to "Notes to Financial Statements" contained on pages 38 through 51 in the Ameren Energy Generating 2001 Annual
                                            Report, which information is incorporated by reference.



EXHIBITS

The following exhibits are incorporated by reference to the indicated SEC file number, unless a single asterisk appears next to the exhibit reference. A single asterisk indicates exhibits which are filed herewith.

EXHIBIT
NUMBER                     DESCRIPTION

  A.      ANNUAL REPORTS FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

          A.1 2001 Annual Report on Form 10-K for Ameren Corporation. (File No. 001-14756)

          A.2 2001 Annual Report on Form 10-K for Central Illinois Public Service Company. (File No. 001-03672)

          A.3 2001 Annual Report on Form 10-K for Union Electric Company. (File No. 001-02967)

          A.4 2001 Annual Report on Form 10-K for Ameren Energy Generating Company. (File No. 333-56594)

         *A.5  2002 Proxy Statement of Ameren Corporation. (File No. 001-14756)

          A.6 2002 Proxy Statement of Central Illinois Public Service Company. (File No. 001-03672)

          A.7  2002  Proxy  Statement  of  Union  Electric  Company.  (File  No.
               001-02967)

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION

          AMEREN CORPORATION

          B1.1 Agreement and Plan of Merger, dated as of August 11, 1995, by and among Ameren Corporation (the Company), CIPSCO Incorporated, Union Electric Company d/b/a AmerenUE (AmerenUE), and Arch Merger Inc. (June 30, 1995 Form 10-Q/A (Amendment No. 1), Exhibit 2(a)).

          B1.2 Restated  Articles  of  Incorporation  of the  Company  (File No.
               33-64165, Annex F).

          B1.3 Certificate   of   Amendment   to  the   Restated   Articles   of
               Incorporation filed with the Secretary of State of the State of Missouri on December 14, 1998 (1998 Form 10-K, Exhibit 3(i)).

          B1.4 By-Laws of the Company as amended to December 31, 1997 (1997 Form
               10-K, Exhibit 3(ii)).

          UNION ELECTRIC COMPANY

          B2.1 Restated Articles of Incorporation of the Company, as filed with the Secretary of State of the State of Missouri (1993 Form 10-K,
               Exhibit 3(i)).

          B2.2 By-Laws of the Company as amended to August 23,  2001  (September
               30, 2001 Form 10-Q, Exhibit 3(ii)).

          CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

          B3.1 Restated  Articles of  Incorporation  of Central  Illinois Public
               Service  Company  d/b/a  AmerenCIPS'  (March 31,  1994 Form 10-Q,
               Exhibit 3(b)).

          B3.2 By-Laws  of the  Company  as amended  effective  August 26,  1999
               (September 30, 1999 Form 10-Q, Exhibit 3(ii)).

  B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

          AMEREN ENERGY GENERATING COMPANY

          B4.1 Articles of Incorporation of Ameren Energy Generating Company, filed March 2, 2000 (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

          B4.2 Amendment to Articles of Incorporation of the Company, filed
               April 19, 2000 (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

          B4.3 By-Laws of the Company (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

          AMEREN ENERGY RESOURCES COMPANY (AMEREN INTERMEDIATE HOLDING CO.)

          B5.1 Articles of  Incorporation of the Company filed September 3, 1999
               (1999 U5S, Exhibit B.1).

          B5.2 Articles  of  Amendment  filed  March 2, 2000 (1999 U5S,  Exhibit
               B.1).

          B5.3 By-Laws of the Company  effective  September  15, 1999 (1999 U5S,
               Exhibit B.1).

          MISSOURI CENTRAL RAILROAD COMPANY

          B6.1 Certificate  of  Incorporation  of the Company filed June 6, 1997
               (2000 U5S, Exhibit B.1).

          B6.2 Certificate  of Amendment of the Company  dated  October 19, 1999
               (2000 U5S, Exhibit B.1).

          B6.3 Amended and Restated  By-Laws of the Company dated  September 30,
               1999 (2000 U5S, Exhibit B.1).

          ENPORION, INC.

          B7.1 Amended and Restated Certificate of Incorporation of the Company filed November 6, 2000 (2000 U5S, Exhibit B.2).

          B7.2 Amended and  Restated  By-Laws of the Company  dated  November 6,
               2000 (2000 U5S, Exhibit B.2).

          ILLINOIS MATERIALS SUPPLY CO.

          B8.1 Articles of  Incorporation  of the Company filed January 20, 2000
               (2000 U5S, Exhibit B.3).

          B8.2 By-Laws of the Company dated January 20, 2000 (2000 U5S,  Exhibit
               B.3).

          AMEREN ENERGY MARKETING COMPANY

          B9.1 Articles  of  Incorporation  of the  Company  filed March 2, 2000
               (2000 U5S, Exhibit B.4).

          B9.2 By-Laws of the  Company  dated  March 2, 2000 (2000 U5S,  Exhibit
               B.4).

     B. CHARTERS, ARTICLES OF INCORPORATION, TRUST AGREEMENTS, BY-LAWS, AND OTHER FUNDAMENTAL DOCUMENTS OF ORGANIZATION (Continued)

         AMEREN ENERGY DEVELOPMENT COMPANY

         B10.1 Articles of  Incorporation  of the  Company  filed March 27, 2000
               (2000 U5S, Exhibit B.5).

         B10.2 Articles of Amendment  of the Company  filed April 19, 2000 (2000
               U5S, Exhibit B.5).

         B10.3 Amended  By-Laws of the  Company  dated March 27, 2000 (2000 U5S,
               Exhibit B.5).

         AMEREN ENERGY GENERATING COMPANY


         B11.1 Articles  of  Incorporation  of the  Company  filed March 2, 2000
               (2000 U5S, Exhibit B.6).

         B11.2 By-Laws of the Company dated March 2, 2000 (2000 U5S, Exhibit
               B.6).

         AMEREN ENERGY FUELS AND SERVICES COMPANY

         B12.1 Articles of Incorporation of the Company filed September 18, 2000
               (2000 U5S, Exhibit B.7).

         B12.2 By-Laws  of the  Company  dated  September  18,  2000  (2000 U5S,
               Exhibit B.7).

     C.  INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
         INDENTURES

         AMEREN CORPORATION

         C1.1 Agreement, dated as of October 9, 1998, between the Company and EquiServe Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights as Exhibit C (October 14, 1998 Form 8-K,
               Exhibit 4).

         C1.2 Indenture of the Company with The Bank of New York, as Trustee, relating to senior debt securities dated as of December 1, 2001 (the Company's Senior Indenture) (File No. 333-81774, Exhibit 4.5).

         C1.3 Company order relating to $150,000,000 Floating Rate Notes due December 12, 2003 issued under the Company's Senior Indenture (including the forms of notes) (File No. 333-81774, Exhibit 4.6).

         C1.4 Company order relating to $100,000,000 5.70% Notes due February 1, 2007 issued under the Company's Senior Indenture (including the forms of notes) (File No. 333-81774, Exhibit 4.7).

         C1.5 Company order relating to $345,000,000 Notes due May 15, 2007 issued under the Company's Senior Indenture (including the forms of notes and certificate of normal unit) (File No. 333-81774,
               Exhibit 4.8).

         C1.6 Purchase Contract Agreement dated as of March 1, 2002 between the Company and The Bank of New York, as purchase contract agent, relating to the 13,800,000 9.75% Adjustable Conversion-Rate Equity Security Units (Equity Security Units) (File No. 333-81774, Exhibit 4.15).

         C1.7 Pledge Agreement dated as of March 1, 2002 among the Company, The Bank of New York, as purchase contract agent and BNY Trust Company of Missouri, as collateral agent, custodial agent and securities intermediary, relating to the Equity Security Units (File No. 333-81774, Exhibit 4.16).

    C. INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES (Continued)

         UNION ELECTRIC COMPANY

         C2.1 Order of the Securities and Exchange Commission dated October 16, 1945 in File No. 70-1154 permitting the issue of Preferred Stock, $3.70 Series (File No. 2-27474, Exhibit 3-E).

         C2.2 Order of the Securities and Exchange Commission dated April 30, 1946 in File No. 70-1259 permitting the issue of Preferred Stock, $3.50 Series (File No. 2-27474, Exhibit 3-F).

         C2.3 Order of the Securities and Exchange Commission dated October 20, 1949 in File No. 70-2227 permitting the issue of Preferred Stock, $4.00 Series (File No. 2-27474, Exhibit 3-G).

         C2.4 Indenture of Mortgage and Deed of Trust of the Company dated June 15, 1937 (Mortgage), as amended May 1, 1941, and Second Supplemental Indenture dated May1, 1941 (File No. 2-4940, Exhibit B-1).

         C2.5  Supplemental Indentures to Mortgage

               Dated as of                  File Reference          Exhibit No.

               April 1, 1971                Form 8-K, April 1971          6
               February 1, 1974             Form 8-K, February 1974       3
               July 7, 1980                 2-69821                       4.6
               December 1, 1991             33-45008                      4.4
               December 4, 1991             33-45008                      4.5
               January 1, 1992              Form 10-K, 1991               4.6
               October 1, 1992              Form 10-K, 1992               4.6
               December 1, 1992             Form 10-K, 1992               4.7
               February 1, 1993             Form 10-K, 1992               4.8
               May 1, 1993                  Form 10-K, 1993               4.6
               August 1, 1993               Form 10-K, 1993               4.7
               October 1, 1993              Form 10-K, 1993               4.8
               January 1, 1994              Form 10-K, 1993               4.9
               February 1, 2000             Form 10-K, 2000               4.1

         C2.6 Indenture (for unsecured subordinated debt securities) of the Company dated as of December 1, 1996 (1996 Form 10-K, Exhibit 4.36).

         C2.7 Loan Agreement dated as of December 1, 1991 between the State Environmental Improvement and Energy Resources Authority and the Company, together with Indenture of Trust dated as of December 1, 1991 between the Authority and Mercantile Bank of St. Louis, N.A., as trustee (1992 Form 10-K, Exhibit 4.37).

         C2.8 Loan Agreement dated as of December 1, 1992, between the State Environmental Improvement and Energy Resources Authority and the Company, together with Indenture of Trust dated as of December 1, 1992 between the Authority and Mercantile Bank of St. Louis, N.A., as trustee (1992 Form 10-K, Exhibit 4.38).

         C2.9 Fuel Lease dated as of February 24, 1981 between the Company, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (1980 Form 10-K, Exhibit 10.20).

         C2.10 Amendments  to Fuel Lease dated as of May 8, 1984 and October 15,
               1984, respectively, between the Company, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (Registration No. 2-96198, Exhibit 4.28).

     C.  INSTRUMENTS  DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
         INDENTURES

         UNION ELECTRIC COMPANY (Continued)

         C2.11 Amendment  to Fuel Lease dated as of October 15, 1986 between the
               Company, as lessee, and Gateway Fuel Company, as lessor, covering nuclear fuel (September 30, 1986 Form 10-Q, Exhibit 4.3).

         C2.12 Series  1998A  Loan  Agreement  dated  as of  September  1,  1998 between The State Environmental Improvement and Energy Resources Authority of the State of Missouri and the Company (September 30, 1998 Form 10-Q, Exhibit 4.28).

         C2.13 Trust  Indenture - Environmental  Bonds,  Series 1998A (1998 U5S,
               Exhibit C1.2).

         C2.14 Series  1998B  Loan  Agreement  dated  as of  September  1,  1998 between The State Environmental Improvement and Energy Resources Authority of the State of Missouri and the Company (September 30, 1998 Form 10-Q, Exhibit 4.29).

         C2.15 Trust  Indenture - Environmental  Bonds,  Series 1998B (1998 U5S,
               Exhibit C1.3).

         C2.16 Series  1998C  Loan  Agreement  dated  as of  September  1,  1998 between The State Environmental Improvement and Energy Resources Authority of the State of Missouri and the Company (September 30, 1998 Form 10-Q, Exhibit 4.30).

         C2.17 Trust  Indenture - Environmental  Bonds,  Series 1998C (1998 U5S,
               Exhibit C1.5).

         C2.18 Trust Indenture -  Environmental  Improvement  Revenue  Refunding
               Bonds, Series 2000A, 2000B and 2000C (1999 U5S, Exhibit C1.1).

         C2.19 Loan  Agreement -  Environmental  Improvement  Revenue  Refunding
               Bonds, Series 2000A, 2000B and 2000C (1999 U5S, Exhibit C1.2).

         CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

         C3.1 Indenture of Mortgage or Deed of Trust dated October 1, 1941, from the Company to Continental Illinois National Bank and Trust Company of Chicago and Edmond B. Stofft, as Trustees (U.S. Bank Trust National Association and Patrick J. Crowley are successor Trustees) (Exhibit 2.01 in File No. 2-60232). Supplemental Indentures dated, respectively September 1, 1947, January 1, 1949, February 1, 1952, September 1, 1952, June 1, 1954, February 1, 1958, January 1, 1959, May 1, 1963, May 1, 1964, June 1, 1965,
               May 1, 1967, April 1, 1970, April 1, 1971, September 1, 1971, May
               1, 1972,  December 1, 1973, March 1, 1974, April 1, 1975, October
               1,  1976,  November  1, 1976,  October  1, 1978,  August 1, 1979,
               February 1, 1980,  February 1, 1986, May 15, 1992,  July 1, 1992,
               September 15, 1992,  April 1, 1993, June 1, 1995, March 15, 1997,
               June 1, 1997, December 1, 1998 and June 1, 2001 between the Company and the Trustees under the Indenture of Mortgage or Deed of Trust referred to above (Amended Exhibit 7(b) in File No. 2-7341; Second Amended Exhibit 7.03 in File No. 2-7795; Second Amended Exhibit 4.07 in File No. 2-9353; Amended Exhibit 4.05 in file No. 2-9802; Amended Exhibit 4.02 in File No. 2-10944; Amended Exhibit 2.02 in File No. 2-13866; Amended Exhibit 2.02 in File No. 2-14656; Amended Exhibit 2.02 in File No.2-21345; Amended Exhibit 2.02 in File No. 2-22326; Amended Exhibit 2.02 in File No. 2-23569; Amended Exhibit 2.02 in File No. 2-26284; Amended Exhibit 2.02 in File No. 2-36388; Amended Exhibit 2.02 in File No. 2-39587; Amended Exhibit 2.02 in File No. 2-41468; Amended Exhibit 2.02 in File No. 2-43912; Exhibit 2.03 in File No. 2-60232; Amended Exhibit 2.02 in File No. 2-50146; Amended
               Exhibit 2.02 in File No. 2-52886; Second Amended Exhibit 2.04 in File No. 2-57141; Amended Exhibit 2.04 in File No. 2-57557; Amended Exhibit 2.06 in File No. 2-62564; Exhibit 2.02(a) in File No. 2-65914; Amended Exhibit 2.02(a) in File No. 2-66380; and Amended Exhibit 4.02 in File No. 33-3188; Exhibit 4.02 to Form 8-K dated May 15, 1992; Exhibit 4.02 to Form 8-K dated July 1, 1992; Exhibit 4.02 to Form 8-K dated September 15, 1992; Exhibit
               4.02 to Form 8-K dated

     C.  INSTRUMENTS  DEFINING  THE  RIGHTS  OF  SECURITY  HOLDERS,   INCLUDING
         INDENTURES

         CENTRAL ILLINOIS PUBLIC SERVICE COMPANY (Continued)

               March 30,  1993;  Exhibit  4.03 to Form 8-K dated  June 5,  1995;
               Exhibit 4.03 to Form 8-K dated March 15, 1997; Exhibit 4.03 to Form 8-K dated June 1, 1997; Exhibit 4.2, in File No. 333-59438; and Exhibit 4.1 to June 30, 2001 Form 10-Q.)

         C3.2 Indenture dated as of December 1, 1998 from the Company to The Bank of New York relating to Senior Notes, 5.375% due 2008 and 6.125% due 2028 (Exhibit 4.4, in File No. 333-59438).

         C3.3 Trust Indenture - Pollution Control Revenue Refunding Bonds, Series 2000A (1999 U5S, Exhibit C2.1).

         C3.4 Loan Agreement - Pollution Control Revenue Refunding Bonds, Series 2000A (1999 U5S, Exhibit C2.2).

         AMEREN ENERGY GENERATING COMPANY

         C4.1 Indenture, dated as of November 1, 2000, between the Company and The Bank of New York, as Trustee, relating to senior notes (the "Indenture") (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

         C4.2 First Supplemental Indenture to the Indenture, dated as of November 1, 2000 (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

         C4.3 Form of Second Supplemental Indenture to the Indenture, dated as of June 12, 2001 (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-4 (Commission File No. 333-56594)).

         C4.4 Registration Rights Agreement, dated as of November 1, 2000, among the Company and the initial purchasers thereunder (incorporated by reference to Exhibit 4.6 to the Company's
               Registration Statement on Form S-4 (Commission File No. 333-56594)).

  *D.  AGREEMENT   ALLOCATING   CONSOLIDATED   INCOME  TAX   LIABILITY BY AMEREN
       CORPORATION AND SUBSIDIARIES

  *F.  SCHEDULES SUPPORTING ITEMS OF THE REPORT

        F-1 The opinion of the independent accountants as to the consolidated financial statements and the footnotes are included in Exhibit A.1, which is incorporated by reference.

        F-2 Supporting plant, depreciation and reserve schedules for Union Electric Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others, FERC Form No. 2 - Annual Report of Natural Gas Companies, and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:(filed confidentially on Form SE)

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Nuclear Fuel Materials

               Electric Plant in Service

               Gas Plant in Service

               Electric Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored

               Non-utility Property

               Accumulated   Provision  for  Depreciation  and  Amortization  of
               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant


         F-3 Supporting plant, depreciation and reserve schedules for Central Illinois Public Service Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others and Form 21 ILCC - Annual Report of Electric Utilities Licensees and/or Natural Gas Utilities as follows:(filed confidentially on Form SE)


               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Electric Plant in Service

               Gas Plant in Service

               Manufactured Gas Production Plant - Supplemental Schedule

               Electric Plant Held for Future Use

               Gas Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Work in Progress - Gas

               Accumulated Provision for Depreciation of Electric Utility Plant

               Accumulated Provision for Depreciation of Gas Utility Plant

               Gas Stored Non-utility Property

               Accumulated   Provision  for  Depreciation  and  Amortization  of
               Non-utility Property

               Depreciation and Amortization of Electric Plant

               Depreciation, Depletion and Amortization of Gas Plant

         F-4 Supporting plant, depreciation and reserve schedules for Ameren Energy Generating Company from FERC Form No. 1 - Annual Report of Major Electric Utilities, Licensees, and Others as follows:(filed confidentially on Form SE)

               Summary  of  Utility  Plant  and   Accumulated   Provisions   for
               Depreciation, Amortization and Depletion (Electric & Gas)

               Nuclear Fuel Materials
               Electric Plant in Service

               Electric Plant Held for Future Use

               Construction Work in Progress - Electric

               Construction Overheads - Electric

               Accumulated Provision for Depreciation of Electric Utility Plant

               Non-utility Property

               Depreciation and Amortization of Electric Plant


   *G. ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG IN WHICH THE SYSTEM HOLDS AN INTEREST TO OTHER SYSTEM COMPANIES (filed herewith on Form SE).

   H.  FINANCIAL STATEMENTS FOR EACH EWG OF THE REGISTERED HOLDING COMPANY

       H.1 Audited Financial Statements for AmerenEnergy Generating Company (File No. 333-56594, Form 10-K, filed under the Securities and Exchange Act of 1933)

      *H.2 Audited Consolidated Financial Statements for Electric Energy, Inc. and Subsidiaries (filed confidentially on Form SE)

       H.3 Unaudited Consolidated Financial Statements for AmerenEnergy Development Company (filed confidentially on Form SE, Appendix B)

      *H.4 Unaudited Financial Statements for Midwest Electric Power, Inc. (filed confidentially on Form SE)







                                   SIGNATURE


Ameren Corporation, a registered holding company, has duly caused this annual report for the year ended December 31, 2001 to be signed on its behalf by the undersigned thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                               AMEREN CORPORATION


                               By:  /s/ Martin J. Lyons, Jr.
                                  ---------------------------
                                        Martin J. Lyons, Jr.
                                        Controller




April 30, 2002

                                                                EXHIBIT A.5


SCHEDULE 14A INFORMATION
           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No. )


Filed by the Registrant ( X )
Filed by a Party other than the Registrant ( )


Check the appropriate line:

____      Preliminary Proxy Statement
____ Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2))
_X__      Definitive Proxy Statement
____      Definitive Additional Materials
____      Soliciting Material Pursuant to Section 240.14a-11(c) or Section
          240.14a-12


                               AMEREN CORPORATION
                (Name of Registrant as Specified in its Charter)

Name of Person(s) Filing Proxy Statement, if other than the Registrant

Payment of Filing Fee (Check the appropriate line):

_X__      No fee required.

____ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

1)        Title of each class of securities to which transaction applies:

2)        Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

4)        Proposed maximum aggregate value of transaction:

5)        Total fee paid:

____      Fee paid previously with preliminary materials.

____ Check line if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)        Amount previously paid:

2)        Form, Schedule or Registration Statement No.:

3)        Filing Party:

4)        Date Filed:

[GRAPHIC OMITTED][GRAPHIC OMITTED]


NOTICE OF ANNUAL MEETING OF
STOCKHOLDERS AND PROXY STATEMENT OF
AMEREN CORPORATION



      Time:     9:00 A.M.
                Tuesday
                April 23, 2002


      Place:    Powell Symphony Hall
                718 North Grand Boulevard
                St. Louis, Missouri




IMPORTANT

     Admission to the meeting will be by ticket only. If you plan to attend, please advise the Company in your proxy vote (by telephone or by checking the appropriate box on the proxy card). Persons without tickets will be admitted to the meeting upon verification of their stockholdings in the Company.





     Please vote by proxy (via telephone or the enclosed proxy card) even if you own only a few shares. If you attend the meeting and want to change your proxy vote, you can do so by voting in person at the meeting.

AMEREN CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of

        AMEREN CORPORATION


     We will hold the Annual Meeting of Stockholders of Ameren Corporation at Powell Symphony Hall, 718 North Grand Boulevard, St. Louis, Missouri, on Tuesday, April 23, 2002, at 9:00 A.M., for the purposes of

     (1)electing  Directors  of the  Company  for terms  ending  in April  2003;

     (2)considering a stockholder proposal relating to a financial assessment of the costs of decommissioning the Callaway Nuclear Plant; and

     (3)acting on other proper business presented to the meeting.

     The Board of Directors of the Company presently knows of no other business to come before the meeting.

     If you owned shares of the Company's Common Stock at the close of business on March 11, 2002, you are entitled to vote at the meeting and at any adjournment thereof. All shareowners are requested to be present at the meeting in person or by proxy so that a quorum may be assured.

     You may vote via telephone or, if you prefer, you may sign and return the enclosed proxy card in the enclosed envelope. Your prompt vote by proxy will reduce expenses. Instructions for voting by telephone are included with this mailing. If you attend the meeting, you may revoke your proxy by voting in person.

By order of the Chairman and the Board of Directors.


                                    STEVEN R. SULLIVAN
                                    Secretary

St. Louis, Missouri
March 15, 2002

PROXY STATEMENT OF AMEREN CORPORATION
(First sent or given to stockholders March 15, 2002)

Principal Executive Offices:
One Ameren Plaza
1901 Chouteau Avenue, St. Louis, MO 63103

     This solicitation of proxies is made by the Board of Directors of Ameren Corporation (the "Company" or "Ameren") for the Annual Meeting of Stockholders of the Company to be held on Tuesday, April 23, 2002, and at any adjournment thereof.

     As a result of a merger effective December 31, 1997 (the "Merger"), the Company is a holding company, the principal first tier subsidiaries of which are Union Electric Company, d/b/a AmerenUE ("Union Electric"), Central Illinois
Public Service Company, d/b/a AmerenCIPS ("CIPS"), Ameren Services Company ("Ameren Services"), AmerenEnergy Resources Company ("AER"), and AmerenEnergy, Inc.


                                     VOTING

Who Can Vote

     The accompanying proxy card represents all shares registered in the name(s) shown thereon, including shares in the Company's DRPlus Plan. Participants in the Ameren Corporation Savings Investment Plans and the Ameren Corporation Long-Term Incentive Plan of 1998 will receive separate proxies for shares in such plans.

     Only stockholders of record at the close of business on the Record Date, March 11, 2002, are entitled to vote at the meeting. In order to conduct the meeting, holders of more than one-half of the outstanding shares must be present in person or represented by proxy so that there is a quorum. The voting securities of the Company on March 5, 2002 consisted of 143,169,989 shares of Common Stock. It is important that you vote promptly so that your shares are counted toward the quorum.

     In determining whether a quorum is present at the meeting, shares registered in the name of a broker or other nominee, which are voted on any matter, will be included. In tabulating the number of votes cast, withheld votes, abstentions, and non-votes by banks and brokers are not included.

     The Board of Directors has adopted a confidential voting policy for proxies.

How You Can Vote

     By Proxy. Before the meeting, you can give a proxy to vote your shares of the Company's Common Stock in one of the following ways:

     -  by calling the toll-free telephone number; or

     - by completing and signing the enclosed proxy card and mailing it in time to be received before the meeting.

     The telephone voting procedure is designed to confirm your identity and to allow you to give your voting instructions. If you wish to vote by telephone, please follow the enclosed instructions.

     If you mail us your properly completed and signed proxy card, or vote by telephone, your shares of the Company's Common Stock will be voted according to the choices that you specify. If you sign and mail your proxy card without marking any choices, your proxy will be voted as recommended by the Board - FOR the Board's nominees for Director Item (1) and AGAINST Item (2). On any other matters, the named proxies will use their discretion.

     In Person. You may come to the meeting and cast your vote there. Only stockholders of record at the close of business on the Record Date, March 11, 2002, are entitled to vote at the meeting.

How You Can Revoke Your Proxy

     You may revoke your proxy at any time after you give it and before it is voted by delivering either a written revocation or a signed proxy bearing a later date to the Secretary of the Company or by voting in person at the meeting.


                             ITEMS TO BE CONSIDERED

Item (1):  Election of Directors

     The Board of Directors currently has fourteen members. With the retirement from the Board of Mrs. Janet McAfee Weakley under the Company's age policy for directors, thirteen directors are to be elected at the meeting to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The nominees designated by the Board of Directors are listed below with information about their principal occupations and backgrounds.

WILLIAM E. CORNELIUS

Retired Chairman of the Board of Directors and Chief Executive Officer of Union Electric. Mr. Cornelius joined Union Electric in 1962, held several management positions, and became President in 1980. In 1988 he was elected Chairman of the Board and served in that capacity until his retirement in 1994. He is a member of the Executive and Contributions Committees of the Board of Directors. Director of the Company since 1997. Other directorships: GenAmerica Financial Corporation. Age: 70.

CLIFFORD L. GREENWALT

Retired Vice Chairman of the Company and retired President and Chief Executive Officer of CIPSCO Incorporated and CIPS. Mr. Greenwalt joined CIPS in 1963, was elected a senior vice president in 1980, and was named President and CEO in 1989. Mr. Greenwalt is a member of the Executive and Contributions Committees of the Board. Director of the Company since 1997. Age: 69.

THOMAS A. HAYS

Retired Deputy Chairman of The May Department Stores Company, a nationwide retailing organization. Mr. Hays joined the May organization in 1969. He served as Vice Chairman from 1982 to 1985 and President from 1985 to 1993, when he became Deputy Chairman. He is a member of the Executive and Human Resources Committees of the Board. Director of the Company since 1997. Other directorships: Leggett & Platt Incorporated. Age: 69.

THOMAS H. JACOBSEN

Former Chairman of the Board, Firstar Corporation, a bank holding company. Mr. Jacobsen was elected Chief Executive Officer of Mercantile Bancorporation Inc., a bank holding company, in 1989 and became Chairman of Firstar Corporation upon Mercantile's merger with Firstar in 1999. He was elected to directorship with U.S. Bancorporation upon its merger with Firstar in 2001. He is a member of the Auditing Committee of the Board. Adviser to the Company's Board from 1997 until he was elected Director of the Company's Board in 2001. Other directorships:
U.S. Bancorporation; Trans World Airlines. Age: 62.

RICHARD A. LIDDY

Retired Chairman of GenAmerica Financial Corporation, which provides life, health, pension, annuity and related insurance products and services. Mr. Liddy joined GenAmerica as President and Chief Operating Officer in 1988 and became Chairman of GenAmerica Financial Corporation in 1995. Mr. Liddy is a member of the Auditing and Human Resources Committees of the Board. Director of the Company since 1997. Other directorships: Brown Shoe Company, Inc.; Ralcorp Holdings Inc.; Energizer Holdings, Inc.; Reinsurance Group of America. Age: 66.

GORDON R. LOHMAN

Retired Chairman and Chief Executive Officer of AMSTED Industries Incorporated, Chicago, Illinois, a manufacturer of railroad, construction, and general industrial products. Mr. Lohman was elected President of AMSTED Industries in 1988 and became Chief Executive Officer in 1990 and Chairman in 1997. Mr. Lohman is a member of the Executive and Human Resources Committees of the Board of Directors. Director of the Company since 1997. Other directorships: Fortune Brands, Inc. Age: 67.

RICHARD A. LUMPKIN

Chairman,  President  and  Chief  Executive  Officer  of  Illinois  Consolidated
Telephone Company, Mattoon, Illinois and Vice Chairman of McLeodUSA Incorporated. Mr. Lumpkin was elected Treasurer of Illinois Consolidated Telephone Company in 1968, President in 1977, and was named to his present position in 1990. As a result of a September 1997 merger, he also serves as Vice Chairman of McLeodUSA Incorporated. In order to complete a recapitalization, McLeodUSA Incorporated filed, in January 2002, a prenegotiated plan of reorganization through a Chapter 11 bankruptcy petition filed in the United States Bankruptcy Court for the District of Delaware. Mr. Lumpkin is a member of the Auditing Committee of the Board. Director of the Company since 1997. Other directorships: McLeodUSA; First Mid-Illinois Bancshares, Inc.; First Mid-Illinois Bank & Trust. Age: 67.

JOHN PETERS MacCARTHY

Retired Chairman and Chief Executive Officer of Boatmen's Trust Company, which conducted a general trust business. Prior to being elected to such position in 1988, he served as President and Chief Executive Officer of Centerre Bank, N.A. He is Chairman of the Human Resources and Nominating Committees of the Board and is a member of the Executive Committee. Director of the Company since 1997. Other directorships: Brown Shoe Company, Inc. Age: 68.

HANNE M. MERRIMAN

Principal in Hanne Merriman Associates, Washington, D.C., retail business consultants. Ms. Merriman is a member of the Contributions and Nominating Committees of the Board. Director of the Company since 1997. Other directorships: Ann Taylor Stores Corporation; US Airways Group, Inc.; State Farm Mutual Automobile Insurance Co.; The Rouse Company; T. Rowe Price Mutual Funds; Finlay Enterprises, Inc. Age: 60.

PAUL L. MILLER, JR.

President and Chief Executive Officer of P. L. Miller & Associates, a management consultant firm which specializes in strategic and financial planning for privately held companies and distressed businesses and in international business development. He is also a principal in a financial advisory firm for small to middle market companies. Mr. Miller has served as president of an international subsidiary of an investment banking firm, and for over 20 years was president of consumer product manufacturing and distribution firms. He is a member of the Auditing Committee of the Board. Director of the Company since 1997. Age: 59.

CHARLES W. MUELLER

Chairman and Chief Executive Officer of the Company, Union Electric and Ameren Services. Mr. Mueller began his career with Union Electric in 1961 as an engineer. He was named Treasurer in 1978, Vice President-Finance in 1983, Senior Vice President-Administrative Services in 1988, President in 1993 and Chief Executive Officer in 1994. Mr. Mueller was elected Chairman, President and Chief Executive Officer of Ameren upon the Merger. He relinquished his position as President of Ameren, Union Electric and Ameren Services in 2001. He is a member of the Executive and Contributions Committees of the Board. Director of the Company since 1997. Mr. Mueller is Chairman of the Federal Reserve Bank of St. Louis. Other directorships: Union Electric (since 1993); CIPS (since 1997); Angelica Corporation. Age: 63.

HARVEY SALIGMAN

Partner of Cynwyd Investments, a family real estate partnership. Mr. Saligman also served in various executive capacities in the consumer products industry for more than 25 years. He is Chairman of the Auditing Committee of the Board. Director of the Company since 1997. Age: 63.

JAMES W. WOGSLAND

Retired Vice Chairman of Caterpillar, Inc. Mr. Wogsland was elected Executive Vice President and director of Caterpillar in 1987. He served as Vice Chairman and director from 1990 until his retirement in 1995. Mr. Wogsland is a member of the Auditing Committee of the Board. Director of the Company since 1997. Age:
70.

     The thirteen nominees for Director who receive the most votes will be elected.

     The Board of Directors knows of no reason why any nominee will not be able to serve as a Director. If, at the time of the Annual Meeting, any nominee is unable or declines to serve, the proxies may be voted for a substitute nominee approved by the Board.

Board Meetings, Age Policy, Board Committees and Directors' Compensation

     Board Meetings - During 2001, the Board of Directors met seven times. All nominees attended at least 75% of the meetings of the Board and the Board Committees of which they were members, and aggregate attendance of the nominees as a group exceeded 91%.

     Age Policy - Directors who attain age 72 prior to the date of an annual meeting cannot be designated as a nominee for election at such annual meeting. Director Janet McAfee Weakley is completing her Board service at the Annual Meeting pursuant to this age policy. In addition, the eligibility of former employees, except for an employee who has been elected Chief Executive Officer of Ameren, Union Electric or CIPS, is limited to the date upon which they retire, resign or otherwise sever active employment with the respective company.

Board Committees - The Board of Directors has standing Auditing, Contributions, Executive, Human Resources and Nominating Committees, the members of which are identified in the biographies above. The Auditing, Human Resources and Nominating Committees are comprised entirely of outside directors. Each of the members of the Auditing Committee is independent as defined by the New York Stock Exchange listing standards.

     The general functions of the Auditing Committee include: (1) reviewing, with management and the independent accountants, the adequacy of the Company's system of internal accounting controls; (2) reviewing the scope and results of the annual examination and other services performed by the independent accountants; (3) reviewing, with management and the independent accountants, the

Company's annual audited financial statements and recommending to the Board the inclusion of such financial statements in the Company's Annual Report on SEC Form 10-K; (4) recommending to the Board the appointment of independent accountants and approving fees for the services they perform; and (5) reviewing the scope of audits and annual budget of the Company's internal audit department. The Board of Directors has adopted a written charter for the Auditing Committee, which was included as an appendix to the proxy statement for the 2001 Annual Meeting of Stockholders. The Auditing Committee held four meetings in 2001.

     The Contributions Committee makes policies and recommendations with respect to charitable and other contributions. The Contributions Committee held three meetings in 2001.

     The Executive Committee has such duties as may be delegated to it from time to time by the Board and has authority to act on most matters concerning management of the business during intervals between Board meetings. The Executive Committee held one meeting in 2001.

     The Human Resources Committee considers the qualifications of executive personnel and recommends changes therein, considers or recommends salary adjustments for certain employees and considers and acts on important policy matters affecting Company personnel. The Human Resources Committee held six meetings in 2001.

     The Nominating Committee considers and recommends for Board approval candidates for the Board of Directors, as recommended by management, other members of the Board, stockholders and other interested parties. The Nominating Committee held two meetings in 2001.

     For information about the Company's corporate strategic planning process, including the Board's involvement in such process, please visit the Company's home page on the internet - http://www.ameren.com

     Directors' Compensation - Directors who are employees of the Company do not receive compensation for their services as a Director.

     Each Director who is not an employee of the Company receives an annual retainer of $20,000, an annual award of 400 shares of the Company's Common Stock and a fee of $1,000 for each Board meeting and each Board Committee meeting attended.

     An optional deferred compensation plan available to Directors permits non-employee Directors to defer all or part of their annual retainer and meeting fees. Deferred amounts, plus an interest factor, are used to provide payout distributions following completion of Board service and certain death benefits. Costs of the deferred compensation plan are expected to be recovered through the purchase of life insurance on the participants, with the Company being the owner and beneficiary of the insurance policies.

Item (2): Stockholder Proposal Relating to a Financial Assessment of the Costs of Decommissioning the Callaway Nuclear Plant

     Proponents of the stockholder proposal described below notified the Company of their intention to attend the 2002 Annual Meeting to present the proposal for consideration and action. The names and addresses of the proponents and the number of shares they hold will be furnished by the Secretary of the Company upon receipt of any oral or written request for such information.

WHEREAS: Ameren is responsible for and liable for the ultimate dismantling of the Callaway Nuclear Power Plant and the return of the plant site to its original, non-radioactive condition;

Callaway's Nuclear Regulatory Commission license would allow the plant to operate for a total of 40 years (until 2024); however, accidents and/or age-related degradation of vital safety components have caused reactors to be shut down years before their licenses' expiration;

The  longer  Callaway  operates,   the  greater  will  be  the  accumulation  of
radioactivity, and the higher will be the radiation fields within which demolition workers will have to work to dismantle the plant, thereby increasing costs, liability, and occupational hazards;

The longer Callaway operates, the greater will be the accumulation of irradiated fuel rods which must be stored at the plant in a fuel pool or dry casks requiring surveillance and maintenance into the indefinite future. The fuel rods may someday be transported to a federal deep-geologic repository, but to date no permanent disposal facility has been constructed and may never be;

Chelating agents, used in the chemical decontamination of nuclear plants to dissolve radioactive corrosion products in the reactor vessel, coolant systems, piping and other components, are known to cause the accelerated migration of dissolved radioactive wastes out of burial trenches into the surrounding environment;

We believe that no safe technology exists as yet for the remote-controlled segmenting of Callaway's 330-ton, 40-foot-high reactor vessel - contaminated with substances that will remain radioactive for thousands of years and longer;

Even if safe technologies were to be developed for the dismantling of the Callaway buildings and reactor vessel, no safe disposal site may ever be found for these radioactive wastes, and no railroad or other transportation corridors may exist which would be deemed acceptable to the public;

Estimates for decommissioning a reactor the size of Callaway range from $130 million to $3 billion, according to a 1988 U.S. Government Accounting Office report.

RESOLVED: the shareholders request that Ameren provide for shareholders a financial assessment of the comparative costs of decommissioning Callaway before its 40-year operating license expires versus the costs of operating it for the full licensed duration, including such costs as:

      --the stockpiling of dangerous radioactive wastes for which no safe solution may ever be found, and for which Ameren may remain morally and financially liable for an indefinite time;
      --the need for an increasing number of workers to repair or replace worn-out, embrittled, malfunctioning or obsolete components in locations within the plant that become more radioactive as the plant ages;
      --increased security costs to address potential terrorist attacks and the costs of potential accidents with resulting widespread contamination;

and provide a summary of this assessment in the next annual report, and provide a copy of the full assessment to shareholders on request.

SUPPORTING STATEMENT

We believe an assessment of these comparative costs is essential for realistic and responsible economic and ethical planning.


YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST ITEM (2).

     In light of the extensive information on estimated decommissioning costs currently available, the Board is of the opinion that developing additional information in the form requested is unnecessary and would increase expenses without a commensurate increase in relevant information.

     o Information on decommissioning costs estimates is included in the Company's published financial statements;

     o    The   Missouri   Public   Service    Commission    requires    updated
          decommissioning cost studies every three years, and copies of the studies are available to the public;

     o Nuclear Regulatory Commission regulations require the Company to fund decommissioning of Callaway Plant at prescribed levels, which are reviewed and updated periodically;

     o    Internal Reviews are made annually.

     Contrary to assumptions and assertions included in the proposal -

     o Radiation dose to workers in 2001 was at an all-time low, even after more than 17 years of operation;

     o The range of decommissioning cost estimates for other nuclear plants similar to Callaway is consistent with our estimate;

     o The performance of vital safety components is not allowed to degrade and, with proper maintenance, age does not threaten continued plant operation;

     o As stated in the government's General Accounting Office report referred to in the proposal, "Technology exists to decommission nuclear power plants";

     o Through use of advanced technologies, decommissioning after 40 or more years of operation will not result in higher occupational hazards to workers.

     The Board believes that, in the absence of any compelling reasons to make additional studies of Callaway decommissioning costs, additional expenditures for such information would be imprudent, and therefore recommends voting AGAINST ITEM (2).

      Passage of the proposal requires the affirmative vote of a majority of the votes cast.

Item (3):  Other Matters

     The Board of Directors does not know of any matter, other than the election of Directors and the proposals set forth above, which may be presented to the meeting.


                               SECURITY OWNERSHIP

     Based on a Schedule 13G filed with the Securities and Exchange Commission on February 11, 2002, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10104, had sole or shared dispositive power over 6,899,706 shares of the Company's Common Stock and sole or shared voting power over 4,303,270 shares. The total reported shares represented approximately 4.99% of the outstanding Common Stock of the Company on December 31, 2001 and February 1, 2002. Also filed on February 11, 2002, was an amendment to a Schedule 13G, for Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071, which reported sole dispositive power over 7,437,800 shares of the Company's Common Stock and no voting power with respect to any such shares. The total reported shares represented approximately 5.39% of the outstanding Common Stock of the Company on December 31, 2001 and 5.38% of the outstanding shares on February 1, 2002. Pursuant to Rule 13d-4, Capital Research and Management Company disclaimed beneficial ownership of the reported shares.



                        SECURITY OWNERSHIP OF MANAGEMENT

                                                     Shares of Common Stock
                                                          of the Company
                                                      Beneficially Owned<F1><F2>
          Name                                        as of February 1, 2002
          ----                                        --------------------------
     Paul A. Agathen                                          61,238
     Donald E. Brandt<F3>                                        347
     Daniel F. Cole                                           23,380
     William E. Cornelius                                     12,807
     Clifford L. Greenwalt                                    18,105
     Thomas A. Hays                                           10,995
     Thomas H. Jacobsen                                        7,922
     Richard A. Liddy                                          5,209
     Gordon R. Lohman                                          2,240
     Richard A. Lumpkin                                        4,607
     John Peters MacCarthy                                    10,895
     Hanne M. Merriman                                         4,425
     Paul L. Miller, Jr.                                       3,982
     Charles W. Mueller                                      179,129
     Gary L. Rainwater                                        47,920
     Garry L. Randolph                                        28,818
     Harvey Saligman                                           4,895
     Janet McAfee Weakley<F4>                                  5,490
     James W. Wogsland                                         3,064
     All Directors, nominees for Director
     and executive officers as a group<F5>                   855,055

     <F1> This column lists voting securities,  including  restricted stock held by executive officers over which the officers have voting power but no investment power. Also includes shares issuable within 60 days upon the exercise of stock options as follows: Mr. Agathen, 51,700; Mr. Cole, 17,075; Mr. Mueller, 152,575; Mr. Rainwater, 35,000; and Mr. Randolph, 21,725. Reported shares include those for which a Director, nominee for Director or executive officer has voting or investment power because of joint or fiduciary ownership of the shares or a relationship with the record owner, most commonly a spouse, even if such Director, nominee for Director or executive officer does not claim beneficial ownership.
     <F2> Shares beneficially owned by all Directors,  nominees for Director and executive officers in the aggregate do not exceed one percent of any class of equity securities outstanding.
     <F3> Mr. Brandt  resigned in August 2001.  His shares reflect 347 shares of vested restricted stock. Mr. Brandt forfeited his remaining 5,180 restricted shares in connection with his resignation.
     <F4> Director  Weakley  is  completing  her  Board  service  at the  Annual
          Meeting.
     <F5> There are no family  relationships  between  any  Director,  executive officer, or person nominated or chosen by the Company to become a Director or executive officer except that Charles W. Mueller is the father of Michael G. Mueller, who is a Vice President of certain Company subsidiaries.

     The address of all persons listed above is c/o Ameren Corporation, 1901 Chouteau Avenue, St. Louis, Missouri 63103.

                             EXECUTIVE COMPENSATION

     Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate other filings with the Securities and Exchange Commission, including this proxy statement, in whole or in part, the following Ameren Corporation Human Resources Committee Report on Executive Compensation shall not be deemed to be incorporated by reference into any such filings.

Ameren Corporation Human Resources Committee Report on Executive Compensation

     Ameren Corporation and its subsidiaries' (collectively referred to as "Ameren") goal for executive compensation is to approximate the median of the range of compensation paid by similar companies. Accordingly, the Human Resources Committee of the Board of Directors of Ameren Corporation, which is comprised entirely of non-employee Directors, makes annual reviews of the compensation paid to the executive officers of Ameren. The Committee's compensation decisions with respect to the five highest paid officers of Ameren Corporation and its principal subsidiaries are subject to approval by such company's Board of Directors. Following the annual reviews, the Committee authorizes appropriate changes as determined by the three basic components of the executive compensation program, which are:

     o  Base salary,

     o  A performance-based short-term incentive plan, and

     o  Long-term stock-based awards.

     First, in evaluating and setting base salaries for executive officers, including the Chief Executive Officers of Ameren Corporation and its subsidiaries, the Committee considers: individual responsibilities, including changes which may have occurred since the prior review; individual performance in fulfilling responsibilities, including the degree of competence and initiative exhibited; relative contribution to the results of operations; the impact of operating conditions; the effect of economic changes on salary structure; and comparisons with compensation paid by similar companies. Such considerations are subjective, and specific measures are not used in the review process.

     The  second   component  of  the  executive   compensation   program  is  a
performance-based  Executive  Incentive  Compensation  Plan  established  by the

Ameren Corporation Board, which provides specific, direct relationships between corporate results and Plan compensation. For 2001, Ameren consolidated year-end earnings per share (EPS) target levels were set by the Human Resources Committee. If EPS reaches at least the threshold target level, the Committee authorizes incentive payments within prescribed ranges based on individual performance and degree of responsibility. If EPS fails to reach the threshold target level, no payments are made. Under the Plan, it is expected that payments to the Chief Executive Officers of Ameren Corporation and its subsidiaries will range from 0-90% of base salary. For 2001, actual payments ranged from 27.9% to 39.6% of base salary.

     The third component of the 2001 executive compensation program is the Long-Term Incentive Plan of 1998, which also ties compensation to performance. The Plan was approved by Ameren Corporation shareholders at its 1998 Annual Meeting and provides for the grant of options, restricted stock, performance awards, stock appreciation rights and other awards. The Human Resources Committee determines who participates in the Plan and the number and types of awards to be made. It also sets the terms, conditions, performance requirements and limitations applicable to each award under the Plan. Awards under the 1998 Plan have been at levels that approximate the median of the range of awards granted by similar companies.

     In determining the reported 2001 compensation of the Chief Executive Officers, as well as compensation for the other executive officers, the Human Resources Committee considered and applied the factors discussed above. Further, the reported compensation reflects a level of achievement exceeding the threshold but short of the next higher target level in 2001 EPS. Authorized compensation for the Company's executive officers fell within the ranges of those paid by similar companies.

                                      Human Resources Committee:

                                      John Peters MacCarthy, Chairman
                                      Thomas A. Hays
                                      Richard A. Liddy
                                      Gordon R. Lohman

Compensation Tables

     The following tables contain compensation information, for the periods indicated, for (a) the Chairman and Chief Executive Officer of the Company, (b) the four other most highly compensated executive officers of the Company (and/or its subsidiaries) who were serving as executive officers at the end of 2001 and
(c) D. E. Brandt, who resigned as Senior Vice President of the Company in August 2001.

                           SUMMARY COMPENSATION TABLE

                                                    Long-Term
                        Annual Compensation    Compensation Awards
                        -------------------    -------------------
                                               Restricted Securities
Name and                                        Stock     Underlying  All Other
Principal                                       Awards    Options     Compen-
Position<F1>      Year   Salary($) Bonus($)<F2>  ($)<F3>    (#)       sation($)<F4>
------------      ----   --------- ----------- ---------  ----------  -------------

C. W. Mueller     2001   700,000   277,200      594,991      -        146,651
Chairman and      2000   660,000   235,200         -      108,100      79,421
Chief Executive   1999   580,000   206,000         -       75,300      45,850
Officer, Ameren,
Union Electric
and Ameren
Services

G. L. Rainwater   2001   446,667   139,430      251,997      -         24,762
President and     2000   400,000   115,200         -       32,600       9,450
Chief Operating   1999   342,000    97,500         -       27,900       4,825
Officer, Ameren,
Union Electric
and Ameren
Services;
President and
Chief Executive
Officer, CIPS

G. L. Randolph    2001   291,000    74,900      174,594      -         20,062
Senior Vice       2000   276,000    78,700         -       14,100      11,729
President,        1999   236,000    47,800         -       10,700       6,833
Union Electric
and CIPS

P. A. Agathen     2001   285,000    69,600      171,019      -         37,167
Senior Vice       2000   272,000    71,800         -       32,600      27,408
President,        1999   242,000    65,300         -       27,900      22,435
Union Electric,
CIPS and
Ameren
Services




                       SUMMARY COMPENSATION TABLE (Cont.)

                                                   Long-Term
                        Annual Compensation    Compensation Awards
                        -------------------    -------------------
                                               Restricted Securities
Name and                                        Stock     Underlying  All Other
Principal                                      Awards     Options     Compen-
Position<F1>      Year   Salary($) Bonus($)<F2> ($)<F3>     (#)       sation($)<F4>
------------      ----   --------- ----------- ---------  ---------   ------------

D. F. Cole        2001   246,667    70,220      138,012      -        12,691
President,        2000   215,000    59,300         -      32,600       9,286
AER; Senior       1999   168,300    48,500         -      10,700       5,957
Vice President,
CIPS, Union
Electric and
Ameren Services

D. E. Brandt      2001   240,000    55,760      215,998      -     1,037,739 <F5>
Former Senior     2000   342,000    82,100         -      32,600      47,117
Vice President,   1999   292,000    78,800         -      27,900      35,781
Ameren, Union
Electric and
Ameren Services

<F1> Includes   compensation   received   as  an   officer  of  Ameren  and  its
     subsidiaries.
<F2> Amounts for each fiscal year represent bonus  compensation  earned for that year payable in the subsequent year.
<F3> This column is based on the $41.57  closing price of Ameren Common Stock on
     February 9, 2001, the date the restricted stock was awarded. The number of restricted shares of Ameren Common Stock held at fiscal year end and the value of such holdings, based on the number of restricted shares for which restrictions have not lapsed times the closing market price at December 31, 2001 ($42.30 per share), was 15,225 shares and $644,018 for Mr. Mueller; 6,448 shares and $272,750 for Mr. Rainwater; 4,468 shares and $188,996 for Mr. Randolph; 4,376 shares and $185,105 for Mr. Agathen; 3,532 shares and $149,404 for Mr.Cole; and 5,527 shares and $233,792 for Mr. Brandt. Mr. Brandt forfeited all except 347 shares of restricted stock in connection with his resignation in August, 2001. Upon the achievement of certain Company performance levels, restricted shares vest equally over a seven-year period from the date of grant (one-seventh on each anniversary date). The vesting period is reduced from seven years to three years if Ameren's ongoing earnings per share achieve a prescribed growth rate over the three-year period. Restricted stock that would otherwise vest remain restricted until prescribed minimum stock ownership levels are satisfied by the officer. Dividends declared on restricted shares are reinvested in additional shares of Ameren Common Stock, which vest concurrently with the restricted shares. The officers are entitled to voting privileges associated with the restricted shares to the extent the restricted shares have not been forfeited.
<F4> Amounts include  matching  contributions  to the Company's  401(k) plan and above-market earnings on deferred compensation. For fiscal year 2001, amount includes (a) matching contributions to the Company's 401(k) plan and
     (b) above-market earnings on deferred compensation, as follows:


                                       16

          Footnote <F4> to SUMMARY COMPENSATION TABLE (Cont.)

                                       (a)           (b)

                  C. W. Mueller      $7,750       $118,680
                  G. L. Rainwater     7,462         12,051
                  G. L. Randolph      7,664          9,308
                  P. A. Agathen       6,787         26,970
                  D. F. Cole          7,657          3,573
                  D. E. Brandt        7,713         28,633

    For fiscal year 2001, amount also includes the dollar value of insurance premiums paid by the Company with respect to term life insurance for the benefit of the executive officer, as follows:

                  C. W. Mueller              $20,221
                  G. L. Rainwater              5,249
                  G. L. Randolph               3,090
                  P. A. Agathen                3,410
                  D. F. Cole                   1,461
                  D. E. Brandt                 1,393

<F5> For fiscal year 2001,  amount also includes a payment of $1,000,000 for Mr.
     Brandt in connection with his resignation from the Company and its subsidiaries. See "Arrangements with Named Executive Officers" - "Separation Agreement".




                       AGGREGATED OPTION EXERCISES IN 2001
                             AND YEAR-END VALUES <F1>

                                                                             Value of
                    Shares                    Unexercised                In-the-Money
                    Acquired    Value            Options                     Options
                     on       Realized       at Year End(#)              at Year End($)<F2>
                                             --------------              ------------------
Name              Exercise(#)   ($)     Exercisable  Unexercisable  Exercisable Unexercisable
----              ----------  --------  -----------  -------------  ----------- -------------

C. W. Mueller         -         -          100,900     202,300        366,907     1,661,456

G. L. Rainwater       -         -           19,875      66,425        78,928        526,474

G. L. Randolph        -         -           14,675      27,825        53,156        222,894

P. A. Agathen         -         -           34,625      68,375       114,651        533,884

D. F. Cole            -         -            5,982      42,568        23,337        420,049

D. E. Brandt       31,325    75,693           -           -             -              -

<F1> No options were granted by the Company in 2001.
<F2> These  columns  represent  the excess of the closing price of the Company's
     Common Stock of $42.30 per share, as of December 31, 2001, above the exercise price of the options. The amounts under the Exercisable column report the "value" of options that are vested and therefore could be exercised. The Unexercisable column reports the "value" of options that are not vested and therefore could not be exercised as of December 31, 2001.

Ameren Retirement Plan

     Most salaried employees of Ameren and its subsidiaries earn benefits under the Ameren Retirement Plan immediately upon employment. Benefits generally become vested after five years of service. On an annual basis a bookkeeping account in a participant's name is credited with an amount equal to a percentage of the participant's pensionable earnings for the year. Pensionable earnings equals base pay, overtime and annual bonuses, which are equivalent to amounts shown as "Annual Compensation" in the Summary Compensation Table. The applicable percentage is based on the participant's age as of December 31 of that year. If the participant was an employee prior to July 1, 1998, an additional transition credit percentage is credited to the participant's account through 2007 (or an earlier date if the participant had less than 10 years of service on December 31, 1998).

Participant's Age     Regular Credit for      Transition Credit
on December 31     Pensionable Earnings*   Pensionable Earnings    Total Credits

Less than 30                3%                      1%                   4%

30 to 34                    4%                      1%                   5%

35 to 39                    4%                      2%                   6%

40 to 44                    5%                      3%                   8%

45 to 49                    6%                     4.5%                 10.5%

50 to 54                    7%                      4%                   11%

55 and over                 8%                      3%                   11%


* An additional regular credit of 3% is received for pensionable earnings above the Social Security wage base.

     These accounts also receive interest credits based on the average yield for one-year U.S. Treasury Bills for the previous October, plus 1%. In addition, certain annuity benefits earned by participants under prior plans as of December 31, 1997 were converted to additional credit balances under the Ameren Retirement Plan as of January 1, 1998. When a participant terminates employment, the amount credited to the participant's account is converted to an annuity or paid to the participant in a lump sum. The participant can also choose to defer distribution, in which case the account balance is credited with interest at the applicable rate until the future date of distribution. Benefits are not subject to any deduction for Social Security or other offset amounts.

     In certain cases pension benefits under the Retirement Plan are reduced to comply with maximum limitations imposed by the Internal Revenue Code. A
Supplemental Retirement Plan is maintained by Ameren to provide for a supplemental benefit equal to the difference between the benefit that would have been paid if such Code limitations were not in effect and the reduced benefit payable as a result of such Code limitations. The plan is unfunded and is not a qualified plan under the Internal Revenue Code.

     The following table shows the estimated annual retirement benefits, including supplemental benefits, which would be payable to each executive officer listed if he were to retire at age 65 at his 2001 base salary and annual bonus, and payments were made in the form of a single life annuity.

          Name             Year of 65th Birthday     Estimated Annual Benefit

      C. W. Mueller              2003                         $367,000

      G. L. Rainwater            2011                          179,000

      G. L. Randolph             2013                          164,000

      P. A. Agathen              2012                           89,000

      D. F. Cole                 2018                          144,000

      D. E. Brandt*              2019                           92,000

      * Terminated employment in 2001. The amount shown is his estimated annual benefit payable at age 65 with interest.


                   ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

Change of Control Severance Plan

     Under the Ameren Corporation Change of Control Severance Plan, designated officers of Ameren and its subsidiaries, including current officers of the Company named in the Summary Compensation Table, are entitled to receive severance benefits if their employment is terminated under certain circumstances within three years after a "change of control". A "change of control" occurs, in general, if (i) any individual, entity or group acquires 20% or more of the outstanding Common Stock of Ameren or of the combined voting power of the outstanding voting securities of Ameren; (ii) individuals who, as of the effective date of the Plan, constitute the Board of Directors of Ameren, or who have been approved by a majority of the Board, cease for any reason to constitute a majority of the Board; or (iii) Ameren enters into certain business combinations, unless certain requirements are met regarding continuing ownership of the outstanding Common Stock and voting securities of Ameren and the membership of its Board of Directors.

     Severance benefits are based upon a severance period of two or three years, depending on the officer's position. An officer entitled to severance will receive the following: (a) salary and unpaid vacation pay through the date of termination; (b) a pro rata bonus for the year of termination, and base salary and bonus for the severance period; (c) continued employee welfare benefits for the severance period; (d) a cash payment equal to the actuarial value of the additional benefits the officer would have received under Ameren's qualified and supplemental retirement plans if employed for the severance period; (e) up to $30,000 for the cost of outplacement services; and (f) reimbursement for any excise tax imposed on such benefits as excess payments under the Internal Revenue Code.

Separation Agreement

     On August 29, 2001, the Company entered into a separation agreement with D.
E. Brandt in connection with his resignation. The agreement provides for the following payments or benefits to Mr. Brandt: (i) a lump sum severance payment of $1,000,000; (ii) reimbursement of up to $20,000 for tax, investment and legal services incurred through December 31, 2002 and additional professional consulting services at a cost of $300 in connection with his resignation; (iii) 18 months of senior executive level career transition services up to a maximum cost of $27,500; (iv) interest of $15,903.77 on his 1999 and 2000 deferred compensation accounts which had been forfeited on his resignation; (v) 347 shares of vested restricted stock; (vi) a pro-rated annual bonus for 2001 of $55,760; (vii) continued medical, dental and Employee Assistance Plan coverage through COBRA for up to 18 months with the premium for such coverage paid by the Company; and (viii) rights to convert his current life insurance coverage.


     Notwithstanding anything to the contrary set forth in any of the Company's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate other filings with the Securities and Exchange Commission, including this proxy statement, in whole or in part, the following Auditing Committee Report and the Performance Graph on page 25 shall not be deemed to be incorporated by reference into any such filings.

                            AUDITING COMMITTEE REPORT

     The Auditing Committee reviews Ameren Corporation's financial reporting process on behalf of the Board of Directors. In fulfilling its responsibilities, the Committee has reviewed and discussed the audited financial statements to be included in the 2001 Annual Report on SEC Form 10-K with Ameren's management and the independent accountants. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent accountants are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

     The Auditing Committee has discussed with the independent accountants, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Auditing
Committee has discussed with the independent accountants, the accountants' independence from Ameren and its management including the matters in the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, received from the independent accountants. The Auditing Committee has considered whether the independent accountants' provision of the services covered under the captions "Independent Accountants" - "Financial Information Systems Design and Implementation Fees" and "All Other Fees" in the proxy statement is compatible with maintaining the accountants' independence.

     In reliance on the reviews and discussions referred to above, the Auditing Committee recommended to the Board of Directors that the audited financial statements be included in Ameren's Annual Report on SEC Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission.

                                      Auditing Committee:

                                      Harvey Saligman, Chairman
                                      Thomas H. Jacobsen
                                      Richard A. Liddy
                                      Richard A. Lumpkin
                                      Paul L. Miller, Jr.
                                      James W. Wogsland


                                PERFORMANCE GRAPH

                         5 Year Cumulative Total Return
                 Ameren Corporation<F1>, S & P 500, EEI Index<F2>
      Value of $100 invested 12/31/96, including reinvestment of dividends

                1996       1997       1998       1999       2000       2001

AEE             100       $122.41    $127.59    $104.95    $158.80    $154.24
S&P 500         100        133.38     171.74     208.05     189.09     166.63
EEI Index       100        127.37     145.06     118.08     174.72     159.37

<F1> Information  shown for  Ameren  Corporation  prior to 1/1/98 is based on an assumed aggregate investment of $100 on 12/31/96 in the Common Stock of the companies whose Common Stock was exchanged for Ameren Common Stock in the Merger, consisting of $74 invested in Union Electric Common Stock and $26 invested in CIPSCO Incorporated Common Stock. Such amounts were determined based upon the percentages, of the total number of shares of Ameren Common Stock issued in the Merger, that were issued in exchange for Common Stock of Union Electric and CIPSCO Incorporated.
<F2> Edison Electric Institute Index of 100 investor-owned electric utilities.

                             INDEPENDENT ACCOUNTANTS

Fiscal Year 2001

     PricewaterhouseCoopers LLP served as the independent accountants for the Company and its subsidiaries in 2001. Representatives of the firm are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Audit Fees:

     The aggregate fees billed or expected to be billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of the consolidated annual financial statements of the Company included in the Company's Annual Report to Shareholders (and incorporated by reference in the Company's Form 10-K) and the annual financial statements of its subsidiaries included in their Forms 10-K for fiscal year 2001 and the reviews of the quarterly financial statements included in the Forms 10-Q of the Company and its subsidiaries for such fiscal year were $458,000. All but $11,000 of the fees have been billed through December 31, 2001.

Financial Information Systems Design and Implementation Fees:

     The Company did not engage PricewaterhouseCoopers LLP to provide advice regarding financial information systems design and implementation during the fiscal year ended December 31, 2001.

All Other Fees:

     Fees and out-of-pocket expenses billed to the Company by PricewaterhouseCoopers LLP during the Company's 2001 fiscal year for all other services rendered to the Company and its subsidiaries totaled $1,646,280. Such services included audits of benefit plans, regulatory filings and financial statement components ($107,000), audit related services ($402,950), internal audit support ($174,500), risk management consulting ($682,000) and miscellaneous other ($279,830). All but $22,500 of the fees have been billed through December 31, 2001.

Fiscal Year 2002

     After consideration of the recommendation of the Auditing Committee of the Board of Directors, the present members of which are identified under "Item (1):
Election  of  Directors"  and in the  Auditing  Committee  Report,  the Board of

Directors of the Company, at its meeting on February 8, 2002, selected PricewaterhouseCoopers LLP as its independent accountants for 2002.


             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(A) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file reports of ownership and changes in ownership of the Company's Common Stock. To the best of the Company's knowledge, all required reports were filed on time and all transactions by the Company's directors and executive officers were reported on time.


                              STOCKHOLDER PROPOSALS

     Any stockholder proposal intended for inclusion in the proxy material for the Company's 2003 Annual Meeting of Stockholders must be received by November 15, 2002.

     In addition, under the Company's By-Laws, stockholders who intend to submit a proposal in person at an Annual Meeting, or who intend to nominate a Director at a meeting, must provide advance written notice along with other prescribed information. In general, such notice must be received by the Secretary of the Company at the principal executive offices of the Company not later than 60 or earlier than 90 days prior to the meeting. A copy of the By-Laws can be obtained by written request to the Secretary of the Company.


                                  MISCELLANEOUS

     In addition to the use of the mails, proxies may be solicited by personal interview, or by telephone or other means, and banks, brokers, nominees and other custodians and fiduciaries will be reimbursed for their reasonable out-of-pocket expenses in forwarding soliciting material to their principals, the beneficial owners of stock of the Company. Proxies may be solicited by Directors, officers and key employees of the Company on a voluntary basis without compensation. The Company will bear the cost of soliciting proxies on its behalf.


                             ______________________

A COPY OF THE COMPANY'S MOST RECENT ANNUAL REPORT TO THE SECURITIES AND EXCHANGE COMMISSION ON FORM 10-K WILL BE FURNISHED, WITHOUT CHARGE, TO STOCKHOLDERS OF THE COMPANY UPON WRITTEN REQUEST TO STEVEN R. SULLIVAN, SECRETARY, P.O. BOX 66149, ST. LOUIS, MISSOURI 63166-6149.

FOR UP-TO-DATE INFORMATION ABOUT THE COMPANY, PLEASE VISIT THE COMPANY'S HOME PAGE ON THE INTERNET - http://www.ameren.com

                  - - THANK YOU FOR YOUR PROMPT ATTENTION - -

                              FOLD AND DETACH HERE


/ x /       Please mark votes                           This proxy will be voted as specified below.  If no direction is made, this
            as in this example.                         proxy will be voted FOR all nominees listed on the reverse side and as recommended by the Board on the other items listed below.

THE BOARD OF DIRECTORS RECOMMENDS VOTE FOR ITEM 1.                   THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST ITEM 2.


               FOR all nominees       WITHHOLD AUTHORITY
              (except as listed       all nominees
               below)                                                                          FOR     AGAINST  ABSTAIN

ITEM 1             /       /             /      /                           ITEM 2            /   /     /   /    /   /
ELECTION OF                                                                 CALLAWAY
DIRECTORS                                                                   DECOMMISSIONING
                                                                            REPORT


                                                                            ATTENDANCE CARD REQUESTED       /   /

FOR ALL EXCEPT: _______________________________________

                                                                                                                             SEE
                                                    (AMEREN LOGO)                            DATED ____________________2002  REVERSE
                                                                                                                             SIDE


                                                                            --------------------------------------------------------
                                                                            SIGNATURE - Please sign exactly as name appears hereon.

                                                                            --------------------------------------------------------
                                                                            CAPACITY (OR SIGNATURE IF HELD JOINTLY)

                                                                            Shares registered in the name of a Custodian or Guardian
                                                                            must be signed by such. Executors, administrators,
                                                                            trustees, etc. should so indicated when signing.

AMEREN CORPORATION
P.O. BOX 66149, ST. LOUIS, MISSOURI 63166-6149                             PROXY
--------------------------------------------------------------------------------

     THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BEHELD ON APRIL 23, 2002


The undersigned hereby appoints CHARLES W. MUELLER, GARY L. RAINWATER and STEVEN
R. SULLIVAN, and any of them, each with the power of substitution, as proxy for the undersigned, to vote all the shares of capital stock of AMEREN CORPORATION represented hereby at the Annual Meeting of Stockholders to be held at Powell Symphony Hall, 718 North Grand Boulevard, St. Louis, Missouri, on April 23, 2002 at 9:00 A.M., and at any adjournment thereof, upon all matters that may be submitted to a vote of stockholders including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the reverse side of this proxy form and in their discretion on any other matter that may be submitted to a vote of stockholders.

     NOMINEES FOR DIRECTOR - WILLIAM E.  CORNELUS,  CLIFFORD L.  GREENWALT,
                             THOMAS A. HAYES, THOMAS R. JACOBSEN, RICHARD A. LIDDY, GORDON R. LOHMAN, RICHARD A. LUMPKIN, JOHN PETERS MacCARTHY, HANNE M. MERRIMAN, PAUL L. MILLER, JR., CHARLES W. MUELLER, HARVEY SALIGMAN AND JAMES W. WOGSLAND

PLEASE VOTE, DATE AND SIGN ON THE REVERSE SIDE hereof and return this proxy form promptly in the enclosed envelope. If you attend the meeting and wish to change your vote, you may do so automatically by casting your ballot at the meeting.

                                SEE REVERSE SIDE

                                                                EXHIBIT D

                               AMEREN CORPORATION
                         AND ITS AFFILIATED CORPORATIONS

                              AMENDED AND RESTATED
                            TAX ALLOCATION AGREEMENT


     This amended and restated agreement is made as of April 2nd, 2002 by and among Ameren Corporation, a registered public utility holding company, and its affiliated corporations, as identified in Exhibit A hereto (collectively, the "Group"; individually, "member of the Group").

     WHEREAS, the members of the Group are affiliated corporations within the meaning of section 1504 of the Internal Revenue Code of 1986, as amended, and will join in the annual filing of a consolidated federal income tax return;

     WHEREAS, the members of the Group intend to allocate the consolidated income tax liabilities and benefits to each member of the Group in a fair and equitable manner; and

     WHEREAS, the members of the Group intend to allocate the liabilities and benefits arising from the Group's annual consolidated income tax returns in compliance with Title 17, section 250.45(c) of the Code of Federal Regulations, section 1552(a)(1) of the Internal Revenue Code and Title 26, section 1.1502-33(d)(2) of the Code of Federal Regulations;

     IT IS THEREFORE AGREED, as follows:

     Section 1.  Definitions

     For purposes of this agreement, the following definitions shall apply:

     (a) "Consolidated tax" shall mean the Group's aggregate tax liability for a taxable year as shown on the consolidated federal income tax return.

     (b) "Consolidated refund" shall mean the Group's refund for a taxable year as shown on the consolidated federal income tax return.

     (c) "Corporate taxable income" or "corporate taxable loss" shall mean the income or loss of a member of the Group for a taxable year, computed as though the member had filed a separate federal income tax return on the same basis as used in the consolidated return, except that:

               (1) Dividend income from other members of the Group shall be disregarded, and

               (2)  Intercompany   transactions   that  are  eliminated  in  the
                    consolidated return shall be given appropriate treatment.

     (d) "Separate return tax" shall mean the federal income tax liability or federal income tax refund, computed with respect to the corporate taxable income or loss of a member of the Group as though the member were not a member of the Group. If the separate return tax is a liability, it shall be referred to as a "positive separate return tax." If the separate return tax is a refund, it shall be referred to as a "negative separate return tax."

     (e) A "positive" allocation shall be the obligation to make a payment to the Group. A "negative" allocation shall be the right to receive a payment from the Group.

     Section 2. General Allocation Method

     Each taxable year, the members of the Group shall allocate the consolidated tax or consolidated refund in accordance with the following procedures:

     (a) A member, to include Ameren Corporation, that would have a positive separate return tax shall receive a positive allocation in an amount equal to such positive separate return tax.

     (b) A member, other than Ameren Corporation, that would have a negative separate return tax shall receive a negative allocation in an amount equal to such negative separate return tax.

     (c) If Ameren Corporation would have a negative separate return tax, then each member having positive separate return tax shall receive a negative allocation in an amount equal to such negative separate return tax multiplied by the member's allocation ratio of the sum of the positive separate return tax.

     Section 3. Special Allocation Rules

     (a)  Alternative  Minimum Tax. In any year in which alternative minimum tax
          (AMT) is payable by the Group, the consolidated tax shall be separated into two parts: regular tax and AMT.

          (1) Regular tax shall be allocated in accordance with the general allocation method set forth in section 2, above.

          (2) AMT will be allocated to each member of the Group based on the proportion of:

               (A) the excess of its separate company tentative minimum tax over its separate company regular tax liability, to

               (B)  the aggregate of the excesses of such  companies'  tentative
                    minimum  tax  amounts  over  their   regular  tax  liability
                    amounts.

          (3) Each member whose regular tax liability exceeds its tentative minimum tax on a separate company basis shall be excluded from this calculation and shall not be impacted by the Group's AMT liability.

          (4) The minimum tax credit shall be allocated to the members of the Group to which the associated AMT was allocated, in proportion to the associated AMT allocated to such members.

     (b) Investment Tax Credits; Other Tax Benefits and Material Items Taxed at Different Rates. Any investment tax credits, other tax benefits and material items taxed at rates other than the rate applicable to corporate taxable income shall be allocated directly to the members of the Group giving rise to them.

     Section 4. Maximum Allocation

     The tax allocated to any member shall not exceed the separate return tax of such member.

     Section 5. Payments

     Each member of the Group is responsible for its own tax liability. Payment of such liability shall be made in accordance with the following procedure:

     (a) A member of the Group with a net positive allocation shall pay Ameren Corporation the net amount allocated.

     (b) A subsidiary member of the Group with a net negative allocation shall receive payment from Ameren Corporation in the amount of the net negative allocation.

     (c) Ameren Corporation shall pay to the Internal Revenue Service the Group's net current federal income tax liability from the net of the receipts and payments to and from members of the Group.

     (d) Ameren Corporation shall make any calculations on behalf of the members of the Group necessary to comply with the estimated tax provisions of IRC section 6655. Based on such calculations, Ameren Corporation shall charge the members appropriate amounts at intervals consistent with the dates in that section.

     (e) If the Group has a consolidated net operating loss ("NOL") for a taxable year (the "loss year") and the NOL cannot be used in full by being carried back to a prior taxable year, the unused portion of the NOL shall be allocated (as negative allocations) to the members of the Group having negative allocations for the loss year in proportion to the relative magnitude of such negative allocations for the loss year. Each such member shall carry negative allocation from the loss year forward to the following taxable year and combine it with its allocation for such following taxable year.

     (f) A member shall make any payment required by this section within 60 days after receiving notice of such payment from Ameren Corporation. Alternatively, in the case of any second tier subsidiary (any company that is wholly-owned by Union Electric Company, Central Illinois Public Service Company, or CIPSCO Investment Company), the parent of such second-tier subsidiary may make the payment required by the preceding sentence for itself and all of its second-tier subsidiaries within the 60-day period, with the second-tier subsidiaries to compensate such parent within a reasonable time thereafter.

     Section 6. Adjustments to Tax Liability Shown on Returns

     (a) In the event that the consolidated tax or consolidated refund is subsequently adjusted by the Internal Revenue Service or by a court decision, the consolidated tax, consolidated refund and separate return tax shall be adjusted accordingly consistent with the methodology set forth previously in this agreement. Any prior payments among the members of the Group shall be adjusted to conform to the change.

     (b) If any interest is paid or received as a result of an adjustment to consolidated tax or consolidated refund, it will be allocated to the parties in the proportion that each member's change in separate tax in each affected year bears to the change in consolidated tax or consolidated refund.

     (c) Any penalty shall be paid by the member of the Group that is responsible for the penalty. If the party at fault cannot be determined, the penalty shall be allocated in the same manner as if it were additional tax.

     Section 7. State Income Taxes

     (a) Any state income tax liability (including liability for interest or penalties) associated with the filing of a separate state income tax return by a member of the Group shall be allocated to and paid directly by such member.

     (b) Any state income tax liability (including liability for interest or penalties) associated with the filing of a consolidated, unitary, or combined state return shall be allocated to the members of the Group participating in the returns following the procedures set forth above for federal income tax liabilities.

     (c) Because certain states utilize a unitary method, the Group's aggregate income tax liability to a state may exceed the sum of the members' separate return income tax liabilities to the state. Notwithstanding section 4 of this agreement, if this occurs, the excess of the Group's aggregate liability to such state over the sum of the members' separate return liabilities for such state shall be allocated to the member or members whose operations caused the Group to be taxed by the state, following the procedures set forth above for federal income tax liabilities. Conversely, the sum of the members' separate return liabilities may exceed the Group's aggregate liability to a state. If this occurs, the excess of the sum of the members' separate return liabilities for such state over the Group's aggregate liability to such state shall be allocated to the member or members whose operations caused the excess, following the procedures set forth above for federal income tax liabilities.

     Section 8. New Affiliates

     The members of the Group will cause any corporation which becomes an affiliated corporation within the meaning of IRC section 1504 to join in this agreement.

     Section 9. Amendment

     This Agreement may be amended from time to time, and any changes shall be filed as an amendment to the Form U-5S. Any amendment which would alter the allocation to any associate company for any period preceding its adoption shall be conditioned on approval by the Commission if the Commission directs, within 60 days after its filing, that it be deemed to be a declaration under Rule 45(a).

     Section 10. Cooperation of Members

     Each member shall execute and file such consent, elections and other documents that may be required or appropriate for the proper filing of consolidated income tax returns and for the allocations provided by this agreement.


         *        *        *        *       *        *        *        *

     The above procedures for allocating the consolidated income tax liability of the Group have been agreed to by each of the below listed members of the Group, as evidenced by the signature of an officer of each member.


Ameren Corporation                  by:     /s/ Charles W. Mueller
                                            -------------------------------
                                                Charles W. Mueller

Ameren Development Company          by:     /s/ Gary L. Rainwater
                                            -------------------------------
                                                Gary L. Rainwater

Ameren ERC, Inc.                    by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole

Ameren Energy Communications, Inc.  by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole

Ameren Energy Development Company   by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole
Ameren Energy Fuels and Services
         Company                    by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole

Ameren Energy Generating Company    by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole

Ameren Energy, Inc.                 by:     /s/ Clarence J. Hopf, Jr.
                                            -------------------------------
                                                Clarence J. Hopf, Jr.

Ameren Energy Marketing Company     by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole

Ameren Energy Resources Company     by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole

Ameren Services Company             by:     /s/ Charles W. Mueller
                                            -------------------------------
                                                Charles W. Mueller
Central Illinois Public Service
          Company                   by:     /s/ Gary L. Rainwater
                                            -------------------------------
                                                Gary L. Rainwater

CIPSCO Investment Company           by:     /s/ Martin J. Lyons
                                            -------------------------------
                                                Martin J. Lyons

CIPS Energy, Inc.                   by:     /s/ Gary L. Rainwater
                                            -------------------------------
                                                Gary L. Rainwater

Illinois Materials Supply Co.       by:     /s/ Daniel F. Cole
                                            -------------------------------
                                                Daniel F. Cole

Missouri Central Railroad Company   by:     /s/ Robert K. Neff
                                            -------------------------------
                                                Robert K. Neff

Union Electric Company              by:     /s/ Charles W. Mueller
                                            -------------------------------
                                                Charles W. Mueller
Union Electric Development
          Corporation               by:     /s/ Gary L. Rainwater
                                            -------------------------------
                                                Gary L. Rainwater

                                    EXHIBIT A

Ameren Corporation
Ameren Development Company
Ameren ERC, Inc.
Ameren Energy Communications, Inc.
Ameren Energy Development Company
Ameren Energy Fuels and Services Company
Ameren Energy Generating Company
Ameren Energy, Inc.
Ameren Energy Marketing Company
Ameren Energy Resources Company
Ameren Services Company
Central Illinois Public Service Company
CIPSCO Investment Company
CIPS Energy Inc.
Illinois Materials Supply Co.
Missouri Central Railroad Company
Union Electric Company
Union Electric Development Corporation